P.E. 12-31-03

ARS

Where banking is today. And tomorrow.



Alliance Bankshares Corporation
2003 Annual Report


Alliance Bank

Alliance Bankshares Corporation is a locally managed community banking organization based in Northern Virginia. The independent status of the organization allows the bank's management to create, implement and maintain banking services with a level of flexibility, creativity and discretion that is not possible with larger institutions.

Alliance Bankshares common stock is quoted on the NASDAQ SmallCap Market under the symbol ***ABVA.***

Contents

What are we going to do next?

2003 Annual Report

A Message to Our Shareholders

We are pleased to report the highest annual earnings in Alliance Bank's history, as the past year was nothing short of outstanding.

All quarters were profitable, bringing the number to 14 consecutive quarters of profitability – a record of which we are extremely proud. Earnings increased 65% in 2003, from $2.4 million in 2002 to a record $4 million, total deposits were at a record level of $277 million at the end of 2003–up substantially from $216 million the previous year, total assets were $357 million, up 27% from $281 million in 2002 and the loan portfolio grew to $119 million, a 44% increase over the 2002 level of $83 million.

This solid performance allowed a tangible benefit to our shareholders in a three-for-two stock split in the form of a stock dividend distributed in September 2003 and an increase of 170% in the value of Alliance stock during 2003.

We believe that our financial success is due to our Board of Directors, our strong management team, an outstanding staff and our continual focus on our strategic plan of targeting small business and consumer customers. Alliance Bank and Alliance Home Funding both offer innovative products and services, a personalized focus to each customer, and an entrepreneurial spirit that combines well with our core customer base of entrepreneurs, local businesses, homebuyers and families.

This past year also saw the expansion of our banking base as we opened new branches in Ballston and Tyson's Corner, increasing the number of our branch locations to five. In addition, Alliance Home Funding, our mortgage banking unit, opened a new office in the City of Manassas. These new locations will continue to add to our coverage and visibility in the prime Northern Virginia market area.

The financial marketplace is quite competitive in Northern Virginia, but it is also an extraordinarily affluent area and provides tremendous opportunities for Alliance Bank and Alliance Home Funding. The communities in which we are located are at the top of every national list that relates to wealth, education, and growth and we confidently expect our success to continue.

In retrospect, it's apparent that our strong results over the past year clearly demonstrate our ability to execute our strategic plan in uncertain markets and maintain our focus. Looking ahead, we have confidence in the strength of Alliance Bankshares and remain focused on long-term growth and profitability. In February 2004, we opened our third Alliance Home Funding office in Reston and we plan on opening new branch locations during the coming year. Additionally, in February 2004, we closed on a secondary offering generating $25 million in new capital to be used for general corporate purposes and to support anticipated increases in loans and deposits.



Above all, we appreciate your continued support of our company.

Thomas A. Young, Jr.
President & CEO

Thomas P. Danaher
Chairman of the Board

For the most innovative banking services, no matter where you are in the Washington metropolitan area. Alliance Bank and Alliance Home Funding are Where Banking is Today.

Alliance blends hands-on professionals and a local focus with full-service banking for business and consumers. The Washington metropolitan market is incredibly diverse, and we meet customer needs and exceed their expectations with the resources they need now, and will need in the future.

We are banking for today, and tomorrow.

2003 AT A GLANCE

Total Earnings - $4 million

Total Assets - $357 million

Loan Portfolio – $119 million

Deposits - $277 million

Loans Held for Sale - $13 million

Investment Securities - $175 million

Earnings per Share, diluted - $1.14



CONSUMER BANKING

"Our products and services are competitive, but our service sets us apart. We build relationships, not just maintain accounts. We're structured differently than a big national institution. Decisions are made locally at Alliance, so there's no jumping through hoops to change account information, add a service, or get a credit card or loan application approval. We give each client the attention their relationship deserves."

Mark D. DesRochers, Assistant Vice President





"The thing I like about being a community bank is that I can treat my customers the way I want to be treated myself. When you call or come into an Alliance office, you don't have to wait for anyone. You get to your business faster, because we make it a priority." –Pamela D. Moore, Assistant Vice President

We think of ourselves as a community bank that offers all of the products of a larger institution–but with a strong commitment to service that translates into a true connection with our customers. It doesn't matter if a customer is opening their first account with us, or their tenth. Knowing our customers and understanding their financial needs and objectives is our top priority. If our customers aren't happy, we take it personally.

We offer everything for our customers from a simple checking account or money market to customized home equity lines. Stopping by any one of our branches around the Metropolitan Washington area, you'll probably see one of our branch managers like Mark DesRochers talking with one of our customers about the growth of their account and online banking. Or perhaps you'll run into Pam Moore, helping one of her long time customers obtain a loan. Whatever the topic, our goal is to know our community and our clients and assist with their banking needs.

BUSINESS & COMMERCIAL

"As a business owner and one of the founding Directors of Alliance, I know the value of having a financial partner that believes in you and your business. Many of my clients are looking locally for financial guidance–and we're ready to be that guide. We believe in active involvement with our customers, staying connected to the community and in building long term relationships. We believe in your ability to succeed. What business wouldn't want that?"

Serina Moy, Director, Business Owner, Successful CPA





"We are organized with the business client in mind. Our skilled relationship managers know business and banking and bring their knowledge and experience to bear in every relationship. We focus on keeping the client's best interests in mind. Our competitive advantage is based on a high level of personal service, quality, speed of execution and professionalism at all levels in the organization. All decisions are made locally by people that our clients can see and touch." —Wayne R. Garcia, Vice President

Running a business is hard work with tough decisions, competitive challenges, and the loneliness of leadership. Having a trusted, reliable financial advisor is not a luxury but rather a necessity. We want our clients to think of us as that trusted advisor. We measure our success by the cumulative long term success of our clients. Our clients are more than an account number or a loan balance. As community bankers, we care about them as individuals. We view each day as an investment in our clients.

Our product offerings are designed to meet the needs of today's businesses and their owners: lines of credit for working capital; term loans for equipment and vehicles; commercial mortgage loans; acquisition, development and construction loans for residential and commercial projects; SBA 504 and 7(a) loans; corporate credit cards; a full range of deposit and investment products. Our job as trusted financial advisors is to creatively match the unique needs of each client with the products and services we offer. These services are delivered by dedicated relationship managers supported by attentive and well-trained staff members.

EARNINGS PER SHARE, DILUTED


$1.20
$0.80
$0.40
$0.00
($0.40)
$1.14
1999
2000
2001
2002
2003

TOTAL ASSETS


400
300
200
100
0
($ in millions)
$357.0
1999
2000
2001
2002
2003

REAL ESTATE FINANCE

"Our lending team has all the qualities necessary to meet the needs of almost any prospective borrower, and we're committed to tailoring our credit facilities to meet their needs. We provide local decision making authority– especially critical to the administration of construction and development financing."

Craig W. Sacknoff, Senior Vice President





"The real estate markets in the Washington metropolitan area are unique, diversified and vibrant. We're fortunate at Alliance Bank because our management and directors are very familiar with these markets. We have the ability to structure transactions for our borrowers and provide quick turnarounds for most financing requests." –John A. Saunders, Vice President

Lending for commercial or residential development, construction or mortgage financing requires a thorough understanding of this market, application of time-tested lending principles, and a disciplined approach to decision making. Applying these to every loan ensures that we meet the individual needs of our clients while protecting the interests of depositors and stockholders.

Our Real Estate Finance Services include: Residential acquisition, development and construction loans – for in-fill lots or subdivisions; Commercial acquisition, development and construction loans; Acquisition and renovation loans for either commercial or residential property; Condominium conversion loans and Mini-permanent loans to finance the acquisition or refinance of all types of commercial property.

In addition to our array of real estate lending products, the Bank has a relationship with Virginia Asset Finance Corporation and its SBA 504 program. Through this program, qualified borrowers can obtain up to 90 percent financing on certain projects.

TOTAL LOANS



($ in millions)
120
80
40
0
$119.0
1999
2000
2001
2002
2003

PRIVATE CLIENT

"As a particular service area of the bank, we're looking to help build, maintain, and strengthen relationships, not transactions. The Alliance advisor is a partner, advocate and trusted resource."

Frank H. Grace, III, Senior Vice President








"We work with individual investors looking to preserve and grow their wealth and small businesses with retirement plans for their employees. The nice thing about our Group is that we offer all the capabilities of the huge financial houses, without the top-heavy nature of them." –*Frank H. Grace, III, Senior Vice President*

Sometimes you need special attention, and we offer just that. Our Group is geared to clients with complex financial needs who work closely with seasoned wealth management advisors to develop and implement strategies to manage the assets our clients have worked so hard to accumulate. From Estate Planning and Asset Management to Retirement Plans for small to medium sized businesses, our Private Client Group is well positioned to enable our clients to define and achieve their financial objectives.

Working as an integral part of a client's overall financial team, our Private Client Group customizes its products and services on an individual basis to fit the specific needs of the client–not the other way around.

TOTAL DEPOSITS


($ in millions)
300
200
100
0
$277.0
1999
2000
2001
2002
2003

ALLIANCE HOME FUNDING

"We're a young company, but we've already made significant strides to accumulate market share in Northern Virginia. It's due to several things, but mostly the efforts and hard work of our sales force and the rest of our team. As a local company we make our own decisions, and we're very committed to the local REALTOR community and our customers."

Bob Turley, President, Alliance Home Funding











"Alliance Home Funding takes excellent care of my clients. We're a good team. They really care, and always seem to find a way for the people I work with–no matter what their credit or loan size. Many of my clients are multi-lingual, and work with Alliance's Spanish-speaking loan officers, for instance. People tell me all the time how much they appreciate Alliance and their excellent service." – Jo Ann Jones, Long & Foster, Fairfax, Virginia

Our customers tell us that the Metropolitan Washington real estate market is one of the most dynamic in the country, which can make the home buying process both stressful and rewarding. Its not uncommon for a house to receive multiple offers or for a bidding war to occur. In this competitive environment, having a credible and responsive mortgage lender on your side provides an advantage that can make the difference between getting the house or not. The seasoned lending professionals of Alliance Home Funding have earned a reputation for "going the extra mile" to make sure that our clients get exactly what they need, when they need it. The last thing a customer of ours needs is disappointment at the closing table. Quite frankly, that doesn't work for us.

Alliance Home Funding is our full-service mortgage banking company offering a variety of loan products and services to make the entire transaction not only successful, but enjoyable. We offer Conforming and jumbo residential mortgages; Home equity loan products; Loans in excess of $1,000,000; Mortgage programs focused on first-time buyers. Mortgage & Homebuyer Services include: Free preapprovals; Fast settlements; Rate lock-ins; First Time Homebuyer Education-Seminars provided in English and Spanish. A perfect combination for success.

MEET OUR OFFICERS & DIRECTORS

Officers

Thomas A. Young, Jr.
President & CEO

Paul M. Harbolick, Jr.
Executive Vice President &
Chief Financial Officer

Frank H. Grace, III
Senior Vice President

John B. McKenney, III
Senior Vice President

Craig W. Sacknoff
Senior Vice President

George G. Carson
Vice President

Wayne R. Garcia
Vice President

Robert J. Maiorana
Vice President

Robin R. Lane
Vice President

Jerlina G. Nguyen
Vice President

Douglas R. Peterson
Vice President

John A. Saunders
Vice President

Heather D. Skigen
Vice President

Donna L. Smith
Vice President

Jacqueline A. Thompson
Vice President

Christian M. Allen
Assistant Vice President

Mark D. DesRochers
Assistant Vice President

Myrna Faberlle
Assistant Vice President

Nicole B. Faddoul
Assistant Vice President

Khristina E. McMahon
Assistant Vice President

Pamela D. Moore
Assistant Vice President

Wonju Song
Assistant Vice President

Wanda L. Swan
Assistant Vice President

Alliance Home Funding, LLC, Officers

Robert H. Turley
President

Edgar E. Gonzalez
Senior Vice President

Dennis J. Furey, Jr.
Vice President

Douglas R. Myers
Vice President

John H. Powell
Vice President

Raymond W. Roeske
Vice President

Directors

Thomas P. Danaher
Chairman of the Board

George S. Webb
Vice Chairman of the Board

Robert G. Weyers
Vice Chairman of the Board

William M. Drohan

Lawrence N. Grant

Harvey E. Johnson, Jr.

Serina Moy

Thomas A. Young, Jr.

ALLIANCE LOCATIONS

ALLIANCE BANK OFFICES

Fair Lakes
12735 Shops Lane
Fairfax, VA 22033
Phone: 703-631-6411
Fax: 703-631-1672

Manassas Park
9150 Manassas Drive
Manassas Park, VA 20111
Phone: 703-396-7745
Fax: 703-396-7754

Reston
11730 Plaza America Drive
Reston, VA 20190
Phone: 703-471-6500
Fax: 703-471-2170

Ballston
4501 North Fairfax Drive
Arlington, VA 22203
Phone: 703-814-7280
Fax: 703-248-9171

Tyson's
8221 Old Courthouse Road
Vienna, VA 22182
Phone: 703-814-7260
Fax: 703-356-4048

ALLIANCE HOME FUNDING OFFICES

Fairfax
10400 Eaton Place
Fairfax, VA 22030
Phone: 703-246-8920
Fax: 703-246-8925

Old Town Manassas
9200 Church Street
Manasas, VA 20110
Phone: 703-369-7240
Fax: 703-369-7407

Reston
1840 Michael Faraday Drive
Reston, VA 20190
Phone: 703-471-8000
Fax: 703-471-8040

MARKET FOR COMMON EQUITY & RELATED STOCKHOLDER MATTERS

Our common stock is listed for quotation on the Nasdaq SmallCap Market under the symbol ***ABVA.***

The high and low sales prices per share for our common stock for two years ended December 31, 2003, as reported on the Nasdaq SmallCap Market, are shown in the table below. During these periods, we did not issue any cash dividends.

	HIGH	LOW
2003		
1st Quarter	$ 9.02	$ 6.99
2nd Quarter	11.57	8.73
3rd Quarter	15.93	11.07
4th Quarter	19.48	15.10
2002		
1st Quarter	5.67	5.27
2nd Quarter	5.57	5.20
3rd Quarter	7.13	5.35
4th Quarter	7.40	6.47

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

To the Board of Directors and Stockholders
Alliance Bankshares Corporation
Chantilly, Virginia

We have audited the accompanying consolidated balance sheets of Alliance Bankshares Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the three years ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Bankshares Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 12, 2004

Consolidated Balance Sheets

December 31, 2003 and 2002

(Dollars in thousands)

	2003	2002
ASSETS		
Cash and due from banks	$ 11,321	$ 17,215
Federal funds sold	32,709	10,127
Investment securities available-for-sale, at fair value	174,999	130,985
Investment securities held-to-maturity, at amortized cost	100	100
Loans held for sale	13,033	37,134
Loans, net of discount	118,762	82,786
Less: allowance for loan losses	(1,444)	(1,066)
Loans, net	117,318	81,720
Premises and equipment, net	1,764	1,281
Accrued interest and other assets	5,494	2,063
Total Assets	**$ 356,738**	**$ 280,625**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Non-interest bearing deposits	$ 88,874	$ 108,691
Savings and NOW deposits	24,594	19,765
Money market deposits	17,278	17,341
Other time deposits	145,993	70,169
Total deposits	276,739	215,966
Repurchase agreements, federal funds purchased and other borrowings	35,251	34,482
Federal Home Loan Bank advances	13,000	10,500
Trust Preferred Capital Notes	10,000	- -
Other liabilities	2,393	2,109
Commitments and contingent liabilities	- -	- -
Total liabilities	337,383	263,057
STOCKHOLDERS' EQUITY		
Common stock, $4 par value; 10,000,000 shares authorized; 3,241,491 and 3,172,653 shares issued and outstanding at December 31, 2003 and 2002	12,966	8,460
Capital surplus	1,745	5,770
Retained Earnings	6,393	2,404
Accumulated other comprehensive income (loss); net	(1,749)	934
Total stockholders' equity	19,355	17,568
Total Liabilities and Stockholders' Equity	**$ 356,738**	**$ 280,625**

The accompanying notes are an integral part of these consolidated financial statements.

Statements of Income

For the years ended December 31, 2003, 2002 and 2001

(Dollars in thousands)

	2003	2002	2001
INTEREST INCOME			
Loans	$ 7,438	$ 5,416	$ 4,000
Investment securities	6,912	4,539	2,137
Federal funds sold	267	232	340
Total interest income	**14,617**	**10,187**	**6,477**
INTEREST EXPENSE			
Savings and NOW deposits	229	197	192
Other time deposits	3,184	1,705	1,591
Money market deposits	306	346	345
Borrowings	1,688	1,223	683
Total interest expense	**5,407**	**3,471**	**2,811**
Net interest income	9,210	6,716	3,666
Provision for loan losses	396	478	189
Net interest income after provision for loan losses	**8,814**	**6,238**	**3,477**
OTHER INCOME			
Deposit account service charges	180	114	85
Gain on sale of loans	6,325	2,995	515
Net gain on sale of securities	1,837	820	255
Net gain on trading activities	250	302	- -
Other operating income	182	125	145
Total other income	**8,774**	**4,356**	**1,000**
OTHER EXPENSES			
Salaries and employee benefits	7,146	3,932	1,641
Occupancy expense	975	538	236
Equipment expense	613	355	268
Operating expenses	3,368	2,508	1,418
Total other expenses	**12,102**	**7,333**	**3,563**
INCOME BEFORE INCOME TAXES	**5,486**	**3,261**	**914**
Income tax expense	**1,497**	**839**	**151**
NET INCOME	**$ 3,989**	**$ 2,422**	**$ 763**
Net income per common share, basic	$ 1.24	$ 0.76	$ 0.38
Net income per common share, diluted	$ 1.14	$ 0.74	$ 0.37

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2003, 2002 and 2001

(Dollars in thousands, except share data)

	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2000	**$ 3,328**	**$ 4,896**	**$ (781)**	**$ (104)**		**$ 7,339**
Comprehensive income:						
Net income	- -	- -	763	- -	$ 763	763
Other comprehensive income (loss), net of tax:						
unrealized holding losses on securities						
available for sale, net of tax of $113	- -	- -	- -	- -	(219)	- -
Less: reclassification adjustment, net income taxes of $87					(168)	
Other comprehensive income (loss), net of tax	- -	- -	- -	(387)	(387)	(387)
Total comprehensive income	- -	- -	- -	- -	$ 376	- -
Stock dividend in the form of a three-for-two stock split	1,670	(1,670)	- -	- -		- -
Exercise of stock options	12	18	- -	- -		30
Issuance of 862,500 shares of common stock	3,450	2,526	- -	- -		5,976
Balance, December 31, 2001	**$ 8,460**	**$ 5,770**	**$ (18)**	**$ (491)**		**$ 13,721**
Comprehensive income:						
Net income	- -	- -	2,422	- -	$ 2,422	2,422
Other comprehensive income, net of tax:						
unrealized holding gains on securities available for sale, net of tax of $1,116	- -	- -	- -	- -	2,116	- -
Less: reclassification adjustment, net income taxes of $381					(741)	
Other comprehensive income, net of tax	- -	- -	- -	1,425	1,425	1,425
Total comprehensive income	- -	- -	- -	- -	$ 3,847	- -
Balance, December 31, 2002	**$ 8,460**	**$ 5,770**	**$ 2,404**	**$ 934**		**$ 17,568**
Comprehensive income:						
Net income	- -	- -	3,989	- -	$ 3,989	3,989
Other comprehensive income (loss), net of tax:						
unrealized holding losses on securities available for sale, net of tax of $672	- -	- -	- -	- -	(1,305)	- -
Less: reclassification adjustment, net income taxes of $710					(1,377)	
Other comprehensive income (loss), net of tax	- -	- -	- -	(2,683)	(2,682)	(2,683)
Total comprehensive income	- -	- -	- -	- -	$ 1,307	- -
Stock dividend in the form of a three-for-two stock split	4,316	(4,316)	- -	- -		- -
Exercise of stock options	190	291	- -	- -		481
Balance, December 31, 2003	**$ 12,966**	**$ 1,745**	**$ 6,393**	**$ (1,749)**		**$ 19,355**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

(Dollars in thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,989	$ 2,422	$ 763
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion	980	701	484
Provision for loan losses	396	478	189
Origination of loans held for sale	(236,004)	(156,261)	(29,613)
Proceeds from sale of loans held for sale	266,430	132,057	20,165
Gain on sale of loans	(6,325)	(2,995)	(515)
Net gain on sale of securities available-for-sale and trading	(2,087)	(1,122)	(255)
Deferred tax expense (benefit)	(86)	(112)	(122)
Changes in assets and liabilities affecting operations:			
Accrued interest and other assets	(1,963)	(1,258)	(223)
Other liabilities	284	1,327	214
Net cash provided by (used in) operating activities	**25,614**	**(24,763)**	**(8,913)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Net change in federal funds sold	(22,582)	487	(2,444)
Purchase of investment securities available-for-sale	(246,587)	(193,404)	(80,990)
Proceeds from sale of securities available-for-sale	131,020	95,074	28,661
Proceeds from calls and maturities of securities available-for-sale	45,500	21,026	- -
Paydowns on investment securities available-for-sale	23,629	10,696	5,290
Net increase in loan portfolio	(35,994)	(29,881)	(12,154)
Purchase of premises and equipment	(1,017)	(916)	(494)
Net cash (used in) investing activities	**(106,031)**	**(96,918)**	**(62,131)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in cash realized from:			
Non-interest bearing deposits	(19,817)	51,694	37,434
Savings and NOW deposits	4,829	9,855	5,236
Money market deposits	(63)	4,824	6,408
Other time deposits	75,824	41,991	4,800
Repurchase agreements, federal funds purchased and other borrowings	769	22,267	6,343
FHLB Advances	2,500	- -	8,500
Trust Preferred Capital Notes	10,000	- -	- -
Proceeds from exercise of stock options	481	- -	30
Proceeds from issuance of common stock	- -	- -	5,976
Net cash provided by financing activities	**74,523**	**130,631**	**74,727**
Net Increase (Decrease) in Cash and Cash Equivalents	**(5,894)**	**8,950**	**3,683**
Cash and Cash Equivalents, Beginning of Year	**17,215**	**8,265**	**4,582**
Cash and Cash Equivalents, End of Year	**$ 11,321**	**$ 17,215**	**$ 8,265**

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in Thousands, except per share data)

1. ORGANIZATION

On August 16, 2002, pursuant to an Agreement and Plan of Reorganization dated May 22, 2002 (the "Agreement") between Alliance Bankshares Corporation ("Bankshares") and Alliance Bank Corporation (the "Bank"), and approved by the shareholders of the Bank at an annual meeting held on July 30, 2002, the shareholders of the Bank exchanged their common stock for common stock of Bankshares. On the same date, the reorganization was completed and the Bank became a wholly owned subsidiary of Bankshares. The shares of common stock of the Registrant issued in connection with the reorganization were exempt from registration under the Securities Act of 1933, as amended (the "Act"), pursuant to Section 3(a)(12) of the Act. The Bank is headquartered in Fairfax County, Virginia where it also operates its main office. During the period July 24, 1996, the date of incorporation, to June 25, 1998, the date the Bank received the charter from The Bureau of Financial Institutions of the State of Virginia, the Bank devoted its efforts to activities necessary to commence operations as a bank. The Bank commenced regular operations on November 16, 1998 and is primarily supervised by the Federal Reserve Board. The period from June 25, 1996 to November 15, 1998 is referred to herein as the development stage. During the development stage, the Bank's activities included among other things, raising capital, obtaining a bank charter, arranging the Bank's facilities, and developing the Bank's clientele. The Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank places special emphasis on serving the needs of individuals, small and medium size businesses and professional concerns in Northern Virginia.

In March 2001, the Bank formed Alliance Home Funding, LLC ("AHF"). AHF is a wholly-owned mortgage banking subsidiary of the Bank and originates residential mortgages for subsequent sale. AHF does not maintain the servicing rights on mortgages sold.

On June 26, 2003, Alliance Virginia Capital Trust I, a Delaware statutory trust and a subsidiary of Alliance Bankshares Corporation was formed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation The consolidated financial statements include the accounts of Alliance Bankshares Corporation, Alliance Bank, Alliance Home Funding, LLC, and Alliance Virginia Capital Trust I. In consolidation all significant inter-company accounts and transactions have been eliminated.

Business The Bank is a state-chartered commercial bank. We provide a broad array of commercial, retail and mortgage banking services and products to clients located in Northern Virginia and the greater Washington, D.C. Metropolitan area.

Use of estimates In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and cash equivalents For the purposes of the consolidated Statements of Cash Flows, Bankshares has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks."

Securities Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. At December 31, 2003 and 2002, Bankshares held no trading securities.

The pair off (simultaneous purchase and sale of investments with the net proceeds delivered to or from the brokerage house) of investments typically occurs when shifts in market conditions change the expected cashflows of the investment portfolio or when our overall balance sheet and liquidity requirements change. We have separately classified the pair off transactions as "net gain on trading activities" on the income statement.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held For Sale Loans originated by Bankshares are designated as held for sale at the time of their origination. These loans are generally pre-sold with servicing released and Bankshares does not retain any interest or obligation after the loans are sold. These loans consist primarily of fixed-rate, single-family residential mortgage loans which meet the underwriting characteristics of certain government-sponsored enterprises (conforming loans). In addition, Bankshares requires a firm purchase commitment from a permanent investor before a loan can be committed, thus limiting interest rate risk. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Gain on sale of loans are recognized as loans are shipped to the investor.

Loans Bankshares grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Washington, DC metropolitan area. The ability of Bankshares' debtors to honor their contracts is dependent upon the real estate and general economic conditions of the lending area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the life of the loan or currently upon the sale or repayment of a loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Bankshares does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and equipment Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated over their estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on the accelerated and straight-line methods.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

Income taxes Bankshares uses the liability (or balance sheet) approach in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Repurchase agreements Bankshares routinely enters into repurchase agreements with customers. As part of the repurchase agreements, Bankshares uses marketable investment securities from its investment portfolio as collateral for the customer agreements. The repurchase agreements bear interest at a market rate.

Stock-based compensation At December 31, 2002, Bankshares has a stock-based employee compensation plan, which is described more fully in Note 20. Bankshares accounts for the plan under the recognition and measurement principles of APB Opinion 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. No stock-based employee compensation is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if Bankshares had applied the fair value recognition provisions of FASB Statement No. 123, *"Accounting for Stock-Based Compensation,"* to stock-based compensation.

	2003	2002	2001
Net income, as reported	$ 3,989	$ 2,422	$ 763
Deduct: total stock-based employee			
compensation expense determined based on fair value method of awards, net	(140)	(128)	(154)
Pro forma net income	**$ 3,849**	**$ 2,294**	**$ 609**
Earnings per share:			
Basic, as reported	$ 1.24	$ 0.76	$ 0.38
Basic, pro forma	$ 1.20	$ 0.72	$ 0.30
Diluted, as reported	$ 1.14	$ 0.74	$ 0.37
Diluted, pro forma	$ 1.10	$ 0.70	$ 0.29

Earnings per share Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Bankshares relate solely to outstanding stock options, and are determined using the treasury method.

Off-balance-sheet instruments In the ordinary course of business, Bankshares has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, standby letters of credit and rate lock commitments. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising and marketing expense Advertising and marketing costs are expensed as incurred. Advertising and marketing costs as of December 31, 2003, 2002 and 2001 were $217, $206 and $143, respectively.

Reclassifications Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Account Pronouncements In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure,"* which amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The provisions of the Statement were effective December 31, 2002. Management currently intends to continue to account for stock-based compensation under the intrinsic value method set forth in Accounting Principles Board ("APB") Opinion 25 and related interpretations. For this reason, the transition guidance of SFAS No. 148 does not have an impact on Bankshares consolidated financial position or consolidated results of operations. The Statement does amend existing guidance with respect to required disclosures, regardless of the method of accounting used. The revised disclosure requirements are presented herein.

In November 2002, the FASB issued FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("FIN 45"). The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition requirements of the Interpretation were effective beginning January 1, 2003. The initial adoption of the Interpretation did not materially affect Bankshares, and management does not anticipate that the recognition requirements of this Interpretation will have a materially adverse impact on either Bankshares' consolidated financial position or consolidated results of operations in the future.

In January 2003, the FASB issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities and when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. The Interpretation requires consolidation by business enterprises of variable interest entities in cases where (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (b) in cases where the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. The implementation of FIN 46 did not have a significant impact on either Bankshares' consolidated financial position or consolidated results of operations.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* The Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003 and is not expected to have an impact on Bankshares consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not result in an impact on Bankshares' consolidated financial statements.

In November 2003, the FASB's Emerging Issues Task Force (EITF) reached a consensus on a new disclosure requirement related to unrealized losses on investment securities. The new disclosure requires a table of securities which have unrealized losses as of the reporting date. The table must distinguish between those securities which have been in a continuous unrealized loss position for twelve months or more and those securities which have been in a continuous unrealized loss position for less than twelve months. The table is to include the aggregate unrealized losses of securities whose fair values are below book values as of the reporting date, and the aggregate fair value of securities whose fair values are below book values as of the reporting date. In addition to the quantitative disclosure, FASB requires a narrative discussion that provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that was considered in determining whether impairment was not other-than-temporary. The new disclosure requirements apply to fiscal years ending after December 15, 2003. Bankshares has included the required disclosures in its consolidated financial statements.

3. INVESTMENT SECURITIES

The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2003 are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
U.S. Government corporations and agencies	$ 92,674	$ 17	$ (1,613)	$ 91,078
U.S. Government agency CMOs	3,294	1	(28)	3,267
U.S. Government agency MBS	38,289	108	(397)	38,000
Municipal securities	41,659	143	(881)	40,921
Restricted stocks:				
Community Bankers Bank	55	- -	- -	55
Federal Reserve Bank	428	- -	- -	428
Federal Home Loan Bank	1,250	- -	- -	1,250
Total	**$177,649**	**$ 269**	**$ (2,919)**	**$174,999**
Held-to-maturity securities:				
Certificate of deposit	$ 100	$ - -	$ - -	$ 100
Total	**$ 100**	**$ - -**	**$ - -**	**$ 100**

The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2002 are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
U.S. Government corporations and agencies	$ 52,124	$ 381	$ (112)	$ 52,393
U.S. Government agency CMOs	6,286	133	- -	6,419
U.S. Government agency MBS	42,308	859	(1)	43,166
Municipal securities	26,591	250	(97)	26,744
Other securities	470	- -	- -	470
Restricted stocks:				
Community Bankers Bank	55	- -	- -	55
Federal Reserve Bank	428	- -	- -	428
Federal Home Loan Bank	1,310	- -	- -	1,310
Total	**$129,572**	**$ 1,623**	**$ (210)**	**$130,985**
Held-to-maturity securities:				
Certificate of deposit	$ 100	$ - -	$ - -	$ 100
Total	**$ 100**	**$ - -**	**$ - -**	**$ 100**

The amortized cost and fair value of securities as of December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issues may have the right to call or prepay obligations without any penalties. Management expects these securities to prepay or be called prior to their contractual maturity.

	Available-for-Sale Securities		Held-to-Maturity Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due after one year through five years	$ 1,994	$ 1,970	$ 100	$ 100
Due after five years through ten years	93,805	92,359	--	--
Due after ten years	80,117	78,937	--	--
Restricted securities	1,733	1,733	--	--
Total	**$177,649**	**$174,999**	**$ 100**	**$ 100**

Proceeds from sales and calls of securities available for sale were $131.0 million and $95.1 million for the years ended December 31, 2003 and 2002, respectively. Gross gains of $2.1 million and $1.2 million and gross losses of $61 and $83 were realized on these sales during 2003 and 2002, respectively. The tax provision applicable to these net realized gains amounted to $710 thousand and $381 thousand, respectively.

At December 31, 2003 and 2002, securities with a carrying value of $74.8 million and $62.9 million, respectively, were pledged to secure repurchase agreements, Federal Home Loan Bank advances, public deposits and for other purposes required or permitted by law.

The following table is a presentation of the aggregate amount of unrealized loss in investment securities as of December 31, 2003. The aggregate is determined by summation of all the related securities that have a continuous loss at year end, and the length of time that the loss has been unrealized is shown by terms of "less than 12 months" and "12 months or more." The fair value is the market value as of year end.

Summary of Investments in an Unrealized Loss Position That are not Other-Than-Temporarily Impaired

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government Agencies	$ 87,061	$ (1,613)	$ --	$ --	$ 87,061	$ (1,613)
U.S. Government Agency CMOs	984	(28)	--	--	984	(28)
U.S. Government Agency MBS	25,199	(397)	--	--	25,199	(397)
Municipal Securities	24,053	(881)	--	--	24,053	(881)
Total temporarily impaired investment securities:	**$137,297**	**$ (2,919)**	**$ --**	**$ --**	**$137,297**	**$ (2,919)**

There are a total of 102 investment securities that have an unrealized loss as of December 31, 2003: 40 U.S. Government Agencies, 1 U.S. Government Agency CMO, 10 U.S. Government Agency MBS and 51 Municipal Securities. The investment securities are obligations of entities that are excellent credit risks. The impairment noted in the table above is the result of market conditions and does not reflect on the ability of the issuers to repay the obligations. In addition, all instruments bearing an unrealized loss have been in that position for a period of less than twelve months.

4. LOANS

Loans are summarized as follows at December 31:

	2003	2002
Real estate:		
Residential real estate	$ 37,281	$ 27,438
Commercial real estate	37,444	24,710
Construction	11,264	11,111
Total real estate	**85,989**	**63,259**
Agricultural	283	- -
Commercial	29,300	16,491
Consumer	3,190	3,036
Gross loans	**118,762**	**82,786**
Less: allowance for loan losses	(1,444)	(1,066)
Net loans	**$117,318**	**$ 81,720**

5. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows for the year ended December 31:

	2003	2002	2001
Balance, beginning of year	$ 1,066	$ 610	$ 430
Provision for loan losses	396	478	189
Loans charged off	(44)	(27)	(9)
Recoveries of loans charged off	26	5	- -
Net charge-offs	(18)	(22)	(9)
Balance, end of year	**$ 1,444**	**$ 1,066**	**$ 610**

As of December 31, 2003, impaired loans for which an allowance has been provided amounted to $383. The allowance provided for such loans amounted to $146. The average balance of the impaired loans was $96 with interest income recognized on an accrual basis of $17. For all reporting periods presented, Bankshares' did not have any impaired loans for which an allowance was not provided. In addition, as of December 31, 2002, Bankshares' did not have any impaired loans.

As of December 31, 2003, there was a single loan on nonaccrual status totaling $20, compared to no nonaccrual loans at December 31, 2002.

6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31:

	2003	2002
Leasehold improvements	$ 813	$ 434
Furniture, fixtures and equipment	2,249	1,605
	3,062	2,039
Less: accumulated depreciation and amortization	(1,298)	(758)
Premises and equipment, net	**$ 1,764**	**$ 1,281**

Depreciation and amortization charged to operations in 2003, 2002 and 2001 totaled $543, $353 and $205, respectively.

7. FEDERAL HOME LOAN BANK ADVANCES

Bankshares' variable and fixed-rate debt of $13,000 and $10,500 at December 31, 2003 and 2002, respectively, matures through 2011. The variable rate advance adjusts quarterly based on LIBOR plus 3 basis points. Bankshares also has one fixed-rate advance with an interest rate of 4.52%. At December 31, 2003, the interest rates ranged from 1.76% to 4.52%. At December 31, 2003, the weighted average interest rate was 2.40%.

Advances on the line are secured by securities with a book value of approximately $65,892 at December 31, 2003. The amount of the available credit is limited to $60,711. Any borrowing in excess of the qualifying collateral requires pledging of additional assets.

The contractual maturities of Federal Home Loan Bank advances are as follows:

2008	$ 10,000
2011	3,000
Total	**$ 13,000**

8. TRUST PREFERRED CAPITAL SECURITIES OF SUBSIDIARY TRUST

On June 30, 2003, Bankshares' wholly-owned Delaware statutory business trust privately issued $10 million face amount of the trust's floating rate trust preferred capital securities ("Trust Preferred Securities") in a pooled trust preferred capital securities offering. Simultaneously, the trust used the proceeds of that sale to purchase $10 million principal amount of Bankshares' floating rate junior subordinated debentures due 2033 ("Subordinated Debentures"). Both the Trust Preferred Securities and the Subordinated Debentures are callable at any time after five years from the issue date. The Subordinated Debentures are an unsecured obligation of Bankshares and are junior in right of payment to all present and future senior indebtedness of Bankshares. The Trust Preferred Securities are guaranteed by Bankshares on a subordinated basis. The Trust Preferred Securities are presented in the consolidated statements of condition of Bankshares under the caption "Trust Preferred Capital Securities Notes." Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated statements of operations. The cost of issuance of the Trust Preferred Securities was approximately $300,000. This cost is being amortized over a five year period from the issue date. The interest rate associated with the Trust Preferred Securities is 3 month LIBOR plus 3.15% subject to quarterly interest rate adjustments. The interest rate as of December 31, 2003 was 4.32%.

9. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	2003	2002	2001
Current	$ 1,583	$ 951	$ 273
Deferred tax provision (benefit)	(86)	(112)	42
Adjustment to valuation allowance	- -	- -	(164)
Income tax expense	**$ 1,497**	**$ 839**	**$ 151**

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	2003	2002	2001
Computed at the expected statutory rate	$ 1,865	$ 1,109	$ 311
Tax exempt income, net	(450)	(302)	(34)
State income tax expense	40	- -	- -
Other	42	32	38
Adjustment to valuation allowance	- -	- -	(164)
Income tax expense	**$ 1,497**	**$ 839**	**$ 151**

The components of the net deferred tax assets and liabilities are as follows:

	2003	2002
Deferred tax assets:		
Bad debt expense	$ 481	$ 346
Deferred rent	18	15
Other	17	- -
Depreciation and amortization	- -	- -
Organizational costs	- -	23
Unrealized loss on securities available-for-sale	901	- -
	1,417	**384**
Deferred tax liabilities:		
Deferred loan fees (costs)	48	1
Depreciation and amortization	9	10
Unrealized gain on securities available-for-sale	- -	481
	57	492
Net deferred tax assets (liabilities)	**$ 1,360**	**$ (108)**

10. OPERATING EXPENSES

The components of other operating expenses for the years ended December 31, were as follows:

	2003	2002	2001
Business development	$ 549	$ 465	$ 327
Office expense	735	518	348
Bank operations expense	746	565	320
Professional fees	775	596	260
Other	563	364	163
Total	**$ 3,368**	**$ 2,508**	**$ 1,418**

11. RELATED PARTY TRANSACTIONS AND LETTERS OF CREDIT

Bankshares grants loans and letters of credit to its executive officers, directors and their affiliated entities. These loans are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features. The aggregate amount of such loans outstanding at December 31, 2003 and 2002 was approximately $622 and $914, respectively. During 2003, new loans and line of credit advances to such related parties amounted to $56,000 in the aggregate and payments amounted to $348,000 in the aggregate.

Bankshares also maintains deposit accounts with some of its executive officers, directors and their affiliated entities. The aggregate amount of these deposit accounts at December 31, 2003 and 2002 amounted to $3.9 million and $5.3 million, respectively.

Leasehold improvements at two new banking offices were performed by a construction company that was owned and operated by Robert G. Weyers, a director of Bankshares. Total leasehold improvement costs incurred under contract with Mr. Weyers' company for the Reston branch office were $279 for the year ended December 31, 2002. A portion of the costs incurred amounting to $147 were reimbursed to us by the landlord as tenant improvements. Mr. Weyers sold his interest in the construction company in 2003. Prior to the sale, total leasehold improvement costs incurred under the contract with Mr. Weyers' company for the Ballston branch office during 2003 were $169. The terms of these construction contracts are substantially similar to the terms of similar contracts that are the result of "arms length" negotiations between unrelated parties.

12. COMMITMENTS AND CONTINGENCIES

As members of the Federal Reserve System, Bankshares is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2003 and 2002, the aggregate amounts of daily average required balances were $6,633 and $7,719, respectively.

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. Bankshares does not anticipate losses as a result of these transactions. See Note 15 with respect to financial instruments with off-balance-sheet risk. Bankshares is obligated under several operating leases, with initial terms of three to ten years, for its office locations and branch sites.

Total rental expense for the occupancy lease for the year ended December 31, 2003, 2002 and 2001 was $725, $382 and $175, respectively. Bankshares also leases office equipment and vehicles pursuant to operating leases with various expiration dates. Total rental expense for office equipment and vehicles for the year ended December 31, 2003, 2002 and 2001 was $136, $72 and $34, respectively.

At December 31, 2003, minimum annual rental commitments under these leases are as follows:

2004	$	692
2005		699
2006		717
2007		631
2008		439
Thereafter		1,391
Total	**$**	**4,569**

In January 2004, Bankshares signed a lease for a future branch site. The lease commencement date is January 2004 with rent commencing immediately upon execution. The lease has a five year term with two five year renewal options and annual rent of approximately $62 plus 3.0% annual increases. Bankshares will also be liable for their proportionate share of operating expenses and real estate taxes.

13. SUPPLEMENTAL CASH FLOW INFORMATION

	2003	2002	2001
Supplemental Disclosures of Cash Flow Information:			
Interest paid during the year	$ 5,076	$ 3,107	$ 2,832
Income taxes paid during the year	$ 2,255	$ 487	$ - -
Supplemental Disclosures of Noncash Activities:			
Fair value adjustment for securities	$ (4,063)	$ 2,157	$ 640

14. DEPOSITS

The aggregate amount of time deposits in denominations of $100 or more at December 31, 2003 and 2002 was $70,261 and $36,501, respectively.

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$ 54,908
2005	44,306
2006	22,229
2007	5,163
2008	19,387
Total	**$ 145,993**

Brokered deposits totaled $61.2 million and $23.9 million at December 31, 2003 and 2002, respectively.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Bankshares is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bankshares' exposure to credit loss is represented by the contractual amount of these commitments. The Bankshares follows the same credit policies in making commitments and as it does for on-balance-sheet instruments.

At December 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2003	2002
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 57,712	$ 22,332
Standby letters of credit	1,867	751

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bankshares evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Bankshares, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which Bankshares is committed.

Standby letters of credit are conditional commitments issued by Bankshares to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bankshares generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2003, Bankshares had rate lock commitments to originate mortgage loans totaling $2.7 million and loans held for sale of $13.0 million. It is management's intent to enter into corresponding commitments, on a best-efforts basis, to sell these loans to third-party investors.

From time to time Bankshares will enter into forward purchase agreements for investment securities. These purchases generally will settle within 90 days of the end of the reporting period. As of December 31, 2003, Bankshares entered into various forward purchase commitments amounting to $3.2 million.

Bankshares maintains cash accounts and Federal funds sold in other commercial banks. The amount on deposit with correspondent institutions, including Federal funds sold at December 31, 2003, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $118.

16. SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Substantially all of Bankshares's loans, commitments and standby letters of credit have been granted to customers located in the Washington, DC metropolitan area. The concentrations of credit by type of loan are set forth in Note 4.

17. EMPLOYEE BENEFITS

Bankshares has a 401(k) defined contribution plan covering substantially all full-time employees and provides that an employee becomes eligible to participate immediately on employment provided they are age 21 or older. Under the plan, a participant may contribute up to 15% of his or her covered compensation for the year, subject to certain limitations. Bankshares currently matches 50% of employee contributions up to 6%. Matching contributions totaled $43 and $29, for the years ended December 31, 2003 and 2002, respectively. Bankshares may also make, but is not required to make, a discretionary contribution for each participant. The amount of contribution, if any, is determined on an annual basis by the Board of Directors. No contributions were made by Bankshares during the years ended December 31, 2003 and 2002.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, Short-Term Investments and Federal Funds Sold

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan Held for Sale

Fair value is based on selling price arranged by arms-length contracts with third parties.

Loan Receivables

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics.
Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of

similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest
The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities
The fair values disclosed for demand deposits (e.g., interest and noninterest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings
The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Federal Home Loan Bank Advances
The fair values of Bankshares' Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Trust Preferred Capital Notes
The fair value of Bankshares' Trust Preferred Capital Notes are estimated using discounted cash flow analyses based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments
The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2003 and 2002, the carrying amounts of loan commitments and standby letters of credit were immaterial.

The estimated fair values of Bankshares' financial instruments are as follows:

	2003		2002	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets:				
Cash and short-term investments	$ 11,321	$ 11,321	$ 17,215	$ 17,215
Federal funds sold	32,709	32,709	10,127	10,127
Securities	175,099	175,099	131,085	131,085
Loans, net	117,318	117,696	81,720	82,084
Loans held for sale	13,033	13,033	37,134	37,134
Accrued interest receivable	2,171	2,171	1,563	1,563
Financial liabilities:				
Non-interest bearing deposits	$ 88,874	$ 88,874	$ 108,691	$ 108,691
Interest bearing deposits	187,865	187,557	107,275	107,652
Short term borrowings	35,251	35,272	34,482	34,487
FHLB advances	13,000	13,032	10,500	10,558
Trust Preferred Capital Notes	10,000	10,000	- -	- -
Accrued interest payable	816	816	484	484

Bankshares assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Bankshares' financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to Bankshares. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate Bankshares' overall interest rate risk.

19. REGULATORY MATTERS

The Bank, as a state bank, is subject to the dividend restrictions set forth by the Bureau of Financial Institutions of the Commonwealth of Virginia (the "Bureau"). Under such restrictions, the Bank may not, without the prior approval of the Bureau, declare dividends in excess of the sum of the current year's earnings plus the retained earnings from the prior two years. As of December 31, 2003 and 2002, the Bank did not declare dividends.

As a member of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve Bank stock equal to 6% of the Bank's capital and surplus. The Bank is only required to pay for one-half of the subscription. The remaining amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

Bankshares (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bankshares and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt correction action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Bankshares and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that Bankshares and the Bank meet all capital adequacy requirements to which it is subject.

Bankshares and the Bank's actual capital amounts and ratios are also presented in the table below:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 32,548	18.4%	$ 14,147	8.0%	N/A	N/A
Alliance Bank Corporation	$ 28,407	16.1%	$ 14,113	8.0%	$ 17,642	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 26,380	15.0%	$ 7,073	4.0%	N/A	N/A
Alliance Bank Corporation	$ 26,963	15.3%	$ 7,057	4.0%	$ 10,585	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$ 26,380	7.0%	$ 15,027	4.0%	N/A	N/A
Alliance Bank Corporation	$ 26,963	7.3%	$ 14,691	4.0%	$ 18,363	5.0%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 17,700	13.1%	$ 10,850	8.0%	N/A	N/A
Alliance Bank Corporation	$ 17,700	13.1%	$ 10,850	8.0%	$ 13,563	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 16,634	12.3%	$ 5,425	4.0%	N/A	N/A
Alliance Bank Corporation	$ 16,634	12.3%	$ 5,425	4.0%	$ 8,138	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$ 16,634	6.4%	$ 10,334	4.0%	N/A	N/A
Alliance Bank Corporation	$ 16,634	6.4%	$ 10,334	4.0%	$ 12,917	5.0%

20. STOCK OPTION PLAN

Effective June 30, 1999, as amended on May 28, 2003, the Bank established an incentive and non-qualified stock option plan. The plan is administered by the Board of Directors of Bankshares acting upon recommendations made by the Stock Option Committee appointed by the Board. The plan is currently authorized to grant a maximum of 844,500 shares to directors, key employees and consultants. The options are granted at the fair market value of Bankshares common stock at the date of grant. The term of the options shall not exceed ten years from the date of grant. The options vest on a schedule determined by the Stock Option Committee based on financial performance criteria.

The fair value of each grant is estimated at the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	December 31,		
	2003	2002	2001
Dividend yield	0.00%	0.00%	0.00%
Expected life	6.82 years	10 years	10 years
Expected volatility	25.79%	30.13%	0.00%
Risk-free interest rate	3.04%	3.81%	4.75%

A summary of the status of Bankshares stock option plan is presented below:

	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1,	512,663	$ 4.63	440,663	$ 4.47	446,288	$ 4.45
Granted	145,625	11.01	72,000	5.59	22,275	4.89
Forfeited	(563)	5.39	- -	- -	(21,150)	4.47
Exercised	(68,775)	4.50	- -	- -	(6,750)	4.45
Outstanding at December 31,	**588,950**	**$ 6.23**	**512,663**	**$ 4.63**	**440,663**	**$ 4.47**
Exercisable at end of year	**415,341**		**482,091**		**418,895**	
Weighted-average fair value per option of options granted during the year	**$ 4.59**		**$ 3.78**		**$ 1.86**	

The status of the options outstanding at December 31, 2003 is as follows:

	Options Outstanding		Options Exercisable	
Remaining Contractual Life	**Number Outstanding**	**Weighted Average Exercise Price**	**Number Outstanding**	**Weighted Average Exercise Price**
1 year	2,025	$ 5.33	2,025	$ 5.33
2 years	2,025	$ 5.33	2,025	$ 5.33
6 years	350,850	$ 4.45	343,903	$ 4.45
7 years	3,375	$ 4.89	2,531	$ 4.89
8 years	21,375	$ 4.89	16,032	$ 4.89
9 years	63,675	$ 5.65	48,825	$ 5.40
10 years	145,625	$ 11.01	- -	$ - -

All options granted, available under the Plan, and exercisable have been restated for all three years giving retroactive effect to the common stock dividends distributed on October 26, 2001 and September 29, 2003.

21. EARNINGS PER SHARE

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Weighted average number of shares for all years reported has been restated giving effect to the common stock dividends distributed on October 26, 2001 and September 29, 2003. Potential dilutive common stock had no effect on income available to common shareholders.

	2003		2002		2001	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	3,208,169	$1.24	3,172,653	$ 0.76	2,023,549	$ 0.38
Effect of dilutive securities, stock options	296,200		111,680		41,081	
Diluted earnings per share	3,504,369	$ 1.14	3,284,333	$ 0.74	2,064,630	$ 0.37

22. COMMON STOCK DIVIDEND AND CAPITALIZATION

On October 4, 2001, the Bank's board of directors approved a three-for-two stock split in the form of a Common Stock Dividend. The Common Stock Dividend was in the form of one share of the Bank's common stock, par value $4.00 per share issued and outstanding as of the close of business on October 5, 2001, and was paid on October 26, 2001 to stockholders of record at the close of business on October 5, 2001.

In December 2001, the Bank sold 862,500 shares of its common stock in a public offering. Net proceeds from the sale were $5,976 after deducting underwriting commissions of $323 and direct offering costs of $170. Of the net proceeds, $3,450 was credited to common stock and $2,526 was credited to capital surplus.

On September 29, 2003, Bankshares' board of directors approved a three-for-two stock split in the form of a common stock dividend. The common stock dividend was in the form of one share of Bankshares common stock, par value $4.00 per share, for every two shares of Bankshares common stock issued and outstanding as of the close of business on September 17, 2003, and was paid on September 29, 2003 to stockholders of record at the close of business on September 17, 2003.

23. PARENT ONLY FINANCIAL INFORMATION

Alliance Bankshares Corporation Balance Sheets (Parent Corporation Only)

December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash	$ 3,954	$ - -
Investment in subsidiaries	25,107	17,568
Other assets	417	- -
Total assets	**$ 29,478**	**$ 17,568**
LIABILITIES		
Trust preferred capital notes	$ 10,000	$ - -
Other liabilities	123	- -
Total liabilities	10,123	- -
STOCKHOLDERS' EQUITY		
Common stock	12,966	8,460
Capital surplus	1,745	5,770
Retained earnings	6,393	2,404
Accumulated other comprehensive income (loss), net	(1,749)	934
Total stockholders' equity	19,355	17,568
Total liabilities and stockholders' equity	**$ 29,478**	**$ 17,568**

Alliance Bankshares Corporation Statements of Income (Parent Corporation Only)

*For the Periods Ended December 31, 2003 and 2002**

(Dollars in thousands, except share data)

	2003	2002
INCOME		
Interest income	$ 1	$ - -
EXPENSES		
Interest expense	249	- -
Professional fees	86	- -
Other expense	66	- -
Total expense	401	- -
Loss before income tax (benefit) and undistributed income of subsidiaries	(400)	- -
Income tax (benefit)	(147)	- -
Loss before undistributed income of subsidiaries	(253)	- -
Undistributed income of subsidiaries	4,242	2,422
Net income	**$ 3,989**	**$ 2,422**

**The period ended December 31, 2002 represents the period from inception of Alliance Bankshares Corporation thru December 31, 2002.*

Alliance Bankshares Corporation Statements of Cash Flows (Parent Corporation Only)

*For the Periods Ended December 31, 2003 and 2002**

(Dollars in thousands)

		2003		2002
CASH FLOWS FROM OPERATION ACTIVITIES				
Net income	$	3,989	$	2,422
Adjustments to reconcile net income to net cash (used in) operating activities:				
Undistributed income of subsidiaries		(4,242)		(2,422)
Increase in other assets		(417)		- -
Increase in accrued expenses		123		- -
Net cash (used in) operating activities		**(547)**		**- -**
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in investment in subsidiaries		(5,980)		- -
CASH FLOWS FROM FINANCING ACTIVITIES				
Net proceeds from issuance of common stock		481		- -
Proceeds from trust preferred capital notes		10,000		- -
Net cash provided by financing activities		**10,481**		**- -**
CASH AND CASH EQUIVALENTS				
Beginning		- -		- -
Ending	**$**	**3,954**	**$**	**- -**

The period ended December 31, 2002 represents the period from inception of Alliance Bankshares Corporation thru December 31, 2002.

24. SEGMENT REPORTING

Bankshares has two reportable segments: traditional commercial banking and a mortgage banking business. Revenues from commercial banking operations consist primarily of interest earned on loans and investment securities and fees from deposit services. Mortgage banking operating revenues consist principally of interest earned on mortgage loans held for sale, gains on sales of loans in the secondary mortgage market and loan origination fee income.

The commercial bank segment provides the mortgage segment with the short term funds needed to originate mortgage loans through a warehouse line of credit and charges the mortgage banking segment interest based on a premium over their cost to borrow funds. These transactions are eliminated in the consolidation process.

The following table presents segment information for the years ended December 31:

	2003			
	Commercial Banking	Mortgage Banking	Eliminations	Consolidated Totals
Revenues:				
Interest income	$ 14,678	$ 1,720	$ (1,781)	$ 14,617
Gain on sale of loans	- -	6,325	- -	6,325
Other	2,426	23	- -	2,449
Total operating income	17,104	8,068	(1,781)	23,391
Expenses:				
Interest expense	5,407	1,781	(1,781)	5,407
Provision for loan loss	396	- -	- -	396
Salaries and employee benefits	2,863	4,283	- -	7,146
Other	3,972	984	- -	4,956
Total operating expenses	12,638	7,048	(1,781)	17,905
Income before income taxes	$ 4,466	$ 1,020	$ - -	$ 5,486
Total assets	$ 355,683	$ 20,508	$(19,453)	$ 356,738
Capital expenditures	$ 709	$ 308	$ - -	$ 1,017

	2002			
	Commercial Banking	Mortgage Banking	Eliminations	Consolidated Totals
Revenues:				
Interest income	$ 10,017	$ 1,111	$ (941)	$ 10,187
Gain on sale of loans	- -	2,995	- -	2,995
Other	1,361	- -	- -	1,361
Total operating income	11,378	4,106	(941)	14,543
Expenses:				
Interest expense	3,471	941	(941)	3,471
Provision for loan losses	478	- -	- -	478
Salaries and employee benefits	1,795	2,137	- -	3,932
Other	2,924	477	- -	3,401
Total operating expenses	8,668	3,555	(941)	11,282
Income before income taxes	$ 2,710	$ 551	$ - -	$ 3,261
Total assets	$ 280,036	$ 39,443	$(38,854)	$ 280,625
Capital expenditures	$ 812	$ 104	$ - -	$ 916

25. SUBSEQUENT EVENT – COMMON STOCK OFFERING

On February 23, 2004, we issued 1,481,470 shares of common stock in a registered public offering at a price of $17.00 per share before commissions and expenses. Gross proceeds amounted to $25.2 million. Net proceeds after commissions but prior to other offering expenses were approximately $23.9 million. A portion of the new capital was downstreamed from Bankshares to the banking subsidiary, Alliance Bank.

The following discussion is intended to assist in understanding and evaluating the financial condition and results of operations of Alliance Bankshares, Alliance Bank and Alliance Home Funding, on a consolidated basis. This discussion and analysis should be read in conjunction with Alliance Bankshares' consolidated financial statements and related notes included in this annual report.

All share amounts and dollar amounts per share have been adjusted to reflect a three-for-two stock split in the form of a stock dividend paid on September 29, 2003.

FORWARD LOOKING STATEMENTS

Some of the matters discussed below and elsewhere in this report may include forward-looking statements. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," " anticipates," "forecasts," "intends" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. The forward-looking statements we use in this report are subject to significant risks, assumptions and uncertainties, including among other things, the following important factors that could affect the actual outcome of future events:

- Loss of key production personnel;
- Fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect our net interest margin, asset valuation and income and expense projections;
- Adverse changes in the overall national economy as well as adverse economic conditions in our specific market areas within Northern Virginia and the greater Washington, D.C. Metropolitan region;
- Maintaining and developing well established and valuable client relationships and referral source relationships;
- Competitive factors within the financial services industry; and
- Changes in regulatory requirements and/or restrictive banking legislation.

Because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. In addition, our past results of operations are not necessarily indicative of future performance.

We caution you that the above list of important factors is not exclusive. These forward-looking statements are made as of the date of this report, and we may not undertake steps to update these forward-looking statements to reflect the impact of any circumstances or events that arise after the date the forward-looking statements were made.

Selected Financial Information

Year Ended December 31,

(Dollars in thousands, except per share data)

	2003	2002	2001	2000	1999
INCOME STATEMENT DATA:					
Interest income	$ 14,617	$ 10,187	$ 6,477	$ 4,013	$ 1,723
Interest expense	5,407	3,471	2,811	1,615	624
Net interest income	9,210	6,716	3,666	2,398	1,099
Provision for loan losses	396	478	189	210	204
Non-interest income	8,774	4,356	1,000	113	105
Non-interest expense	12,102	7,333	3,563	2,281	1,576
Income taxes (benefit)	1,497	839	151	(174)	- -
Net income (loss)	$ 3,989	$ 2,422	$ 763	$ 194	$ (576)
PER SHARE DATA AND SHARES OUTSTANDING DATA: [1]					
Basic net income	$ 1.24	$ 0.76	$ 0.38	$ 0.10	$ (0.31)
Fully diluted net income	1.14	0.74	0.37	0.10	(0.31)
Cash dividends declared	- -	- -	- -	- -	- -
Book value at period end	$ 5.97	$ 5.54	$ 4.33	$ 3.92	$ 3.71
Shares outstanding, period end	3,241,491	3,172,653	2,023,549	1,872,142	1,872,142
Average shares outstanding, basic	3,208,169	3,172,653	2,023,549	1,872,142	1,872,142
Average shares outstanding, diluted	3,504,369	3,284,333	2,064,630	1,913,560	1,880,161
BALANCE SHEET DATA:					
Total assets	$ 356,738	$ 280,625	$ 144,820	$ 69,531	$ 31,544
Total loans, net of unearned discount	118,762	82,786	52,927	40,774	21,945
Total investment securities	175,099	131,085	61,546	15,170	8,194
Total deposits	276,739	215,966	107,602	53,736	20,306
Stockholders' equity	$ 19,355	$ 17,568	$ 13,721	$ 7,339	$ 6,943
PERFORMANCE RATIOS:					
Return (loss) on average assets	1.16%	1.23%	0.76%	0.39%	-2.18%
Return (loss) on average equity	21.00%	16.00%	9.26%	2.80%	-7.78%
Net interest margin [2]	3.07%	3.88%	3.89%	5.08%	4.48%
ASSET QUALITY RATIOS: [3]					
Allowance to period-end loans	1.22%	1.29%	1.15%	1.05%	1.00%
Allowance to non-performing loans	72.2 X	N/A	N/A	N/A	N/A
Nonperforming assets to total assets	0.01%	N/A	N/A	N/A	N/A
Net charge-offs to average loans	0.01%	0.03%	0.02%	N/A	N/A
CAPITAL RATIOS:					
Tier I risk-based capital	15.0%	12.3%	17.1%	15.9%	29.8%
Total risk-based capital	18.4%	13.1%	17.8%	16.8%	30.7%
Leverage capital ratio	7.0%	6.4%	10.5%	11.8%	23.5%
Total equity to total assets	5.4%	6.3%	9.5%	10.6%	22.0%

[1] All share amounts and dollar amounts per share have been adjusted to reflect the three-for-two stock splits in the form of a stock dividend paid on October 24, 2001 and on September 29, 2003.
[2] Net interest income divided by total average earning assets.
[3] Non performing assets consist of nonaccrual loans, restructured loans and foreclosed properties.

- **Assets were $356.7 million at December 31, 2003, an increase of $76.1 million (27.1%) from December 31, 2002.**
- **Total loans, net of unearned discount were $118.8 million at December 31, 2003, an increase of $36.0 million (43.5%) from December 31, 2002.**
- **Our investment portfolio was $175.1 million at December 31, 2003, an increase of $44.0 million (33.6%) from December 31, 2002.**
- **Deposits were $276.7 million at December 31, 2003, an increase of $60.8 million (28.1%) from December 31, 2002.**
- **We raised additional financing in the amount of $10 million through the issuance of trust preferred securities. Approximately $5.7 million of the trust preferred is included in regulatory capital calculations as Tier I capital with the balance counting toward Tier II capital.**
- **We opened two new branches in 2003, one in the Ballston area of Arlington County, Virginia and one in the Tysons Corner area of Fairfax County, Virginia.**
- **Alliance Home Funding opened a second mortgage loan origination office in Manassas, Virginia.**
- **We originated $236.2 million of home mortgages during the year ended December 31, 2003, an increase of $79.9 million (51.1%) from December 31, 2002.**

OVERVIEW

BALANCE SHEET

December 31, 2003 compared to December 31, 2002. Total assets were $356.7 million as of December 31, 2003 or an increase of $76.1 million over the December 31, 2002 level of $280.6 million. As of year end 2003, total loans were $118.8 million, loans held for sale were $13.0 million and investments were $175.1 million. These earning assets amounted to $306.9 million or 86.0% of total assets at year end 2003. The balance of the earning assets was overnight federal funds sold of $32.7 million.

The allowance for loan losses was $1.4 million or 1.22% of loans outstanding as of December 31, 2003. This compares to $1.1 million or 1.29% of loans outstanding as of December 31, 2002. (The ratios exclude loans held for sale.) Non-performing assets consisted of a single consumer loan of $20 thousand, as of December 31, 2003 compared to no non-performing assets as December 31, 2002.

Total deposits amounted to $276.7 million as of December 31, 2003 or an increase of $60.8 million over the December 31, 2002 level of $216.0 million. This growth is attributable to the business building efforts of relationship officers, new branch locations and the use of brokered deposits to augment our natural deposit growth. Total demand deposits were $88.9 million as of December 31, 2003 compared to $108.7 million as of year end 2002.

We use customer repurchase agreements ("customer repos") and wholesale funding from the Federal Home Loan Bank of Atlanta ("FHLB") to support the asset growth of the organization. As of December 31, 2003, there were $35.0 million of customer repos outstanding or $5.5 million greater than were outstanding at the end of 2002. The growth relates to additional customers garnered in 2003 as well as expansion of existing customer relationships. As of December 31, 2003, the organization had $13.0 million in FHLB term advances outstanding, compared to $10.5 million as of December 31, 2002.

In June 2003, we issued $10 million in Trust Preferred Securities. A portion of the Trust Preferred Securities is used in the measurement of Tier I regulatory capital. The portion of the Trust Preferred Securities not used in the Tier I regulatory capital calculation is considered Tier II regulatory capital.

Total stockholders' equity was $19.4 million as of December 31, 2003 and $17.6 million as of December 31, 2002. Book value per share increased from $5.54 in 2002 to $5.97 as of December 31, 2003. December 31, 2002 compared to December 31, 2001.

December 31, 2002 compared to December 31, 2001. Total assets were $280.6 million at December 31, 2002, an increase of $135.8 million over the December 31, 2001 level of $144.8 million. The loan portfolio, net of discounts and fees, was $82.8 million at December 31, 2002, $29.9 million greater than the December 31, 2001 level of $52.9 million. Investment securities available for sale amounted to $131.0 million at December 31, 2002, a $69.6 million increase over the December 31, 2001 level of $61.5 million. At December 31, 2002, the deposit portfolio was $216.0 million, a $108.4 million increase over the December 31, 2001 level of $107.6 million. This growth is attributable to the business building efforts of our relationship officers, new branch locations and the use of brokered deposits to augment our natural deposit growth. Total stockholdersπ equity amounted to $17.6 million at December 31, 2002, an increase of $3.9 million over the $13.7 million level at December 31, 2001. At December 31, 2002, the net unrealized gain on investment securities, net of deferred taxes, amounted to $934,000 compared to a loss of $491,000 at December 31, 2001.

CRITICAL ACCOUNTING POLICIES

Alliance Bankshares' financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Because Alliance Bankshares has a relatively short operating history, historical trends do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends and peer comparisons in addition to historical experience to evaluate the allowance for loan losses.

Our allowance for loan losses has two basic components: the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for loans identified for impairment testing. Impairment testing includes consideration of the borrower's overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. When impairment is identified, then a specific reserve is established based on Alliance Bankshares' calculation of the loss embedded in the individual loan. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, Alliance Bankshares does not separately identify individual consumer and residential loans for impairment.

The unallocated allowance is used to estimate the loss of non-classified loans and loans identified for impairment testing for which no impairment was identified. These un-criticized loans are also segregated by loan type, and allowance factors are assigned by management based on (i) delinquencies, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers' management, (vi) national and local economic trends, (vii) concentrations of credit, (viii) quality of loan review system and (ix) the effect of external factors (e.g., competition and regulatory requirements). The factors assigned differ by loan type. The unallocated allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in the formula allowance.

RESULTS OF OPERATIONS

2003 compared to 2002. For the year ended December 31, 2003 net income amounted to $4.0 million compared to $2.4 million for same period in 2002. The earnings per common share, basic were $1.24 in 2003 and $.76 in 2002. The earnings per common share, diluted were $1.14 in 2003 and $.74 in 2002. Return on average equity was 21.00% in 2003 compared to 16.00% in 2002. Return on average assets was 1.16% in 2003 compared to 1.23% in 2002. The net interest margin was 3.07% in 2003 which compares to 3.88% in 2002.

2002 compared to 2001. For the year ended December 31, 2002, net income amounted to $2.4 million, compared to $763,000 for same period in 2001. Earnings per common share, basic were $.76 in 2002 and $.38 in 2001. Earnings per common share, diluted were $.74 in 2002 and $.37 in 2001. Return on average equity was 16.00% in 2002 compared to 9.26% in 2001. Return on average assets was 1.23% in 2002 compared to .76% in 2001. The net interest margin was 3.88% in 2002 which compares to 3.89% in 2001.

INTEREST INCOME AND EXPENSE

Net interest income was $9.2 million in 2003 or $2.5 million greater than the 2002 level of $6.7 million. The increase is primarily attributable to the substantial increase in net earning assets. Since the fall of 2001, Alliance Bank has consistently added municipal securities to its investment securities portfolio. On a fully taxable equivalent basis, the municipal securities contributed $630 thousand of tax equivalent interest income bringing total net interest income to $9.8 million for the year ended December 31, 2003.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances.

Average Balances, Interest Income and Expense and Average Yield and Rates [4]

Year Ended December 31,

(Dollars in thousands)

	2003			2002			2001		
	Average Balance	Income/ Expense	Yield Rate	Average Balance	Income/ Expense	Yield Rate	Average Balance	Income/ Expense	Yield Rate
ASSETS									
INTEREST EARNING ASSETS:									
Investment securities	$158,152	$ 7,542	4.77%	$ 87,184	$ 4,961	5.69%	$ 35,825	$ 2,189	6.11%
Loans [3]	130,210	7,438	5.71%	81,612	5,416	6.64%	49,165	3,944	8.02%
Federal funds sold	32,313	267	0.83%	15,346	232	1.51%	9,038	340	3.76%
Total interest earning assets	320,675	15,247	4.75%	184,142	10,609	5.76%	94,028	6,473	6.88%
NON-INTEREST EARNING ASSETS:									
Cash and due from banks	15,792			10,678			6,277		
Premises and equipment	1,591			832			476		
Other assets	8,255			1,765			1,012		
Less: allowance for loan losses	(1,246)			(778)			(512)		
Total non-interest earning assets	24,392			12,497			7,253		
Total Assets	**$345,067**			**$196,639**			**$101,281**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
INTEREST BEARING LIABILITIES:									
Interest-bearing demand deposits	$ 17,340	$ 199	1.15%	$ 10,739	$ 177	1.65%	$ 7,355	$ 174	2.37%
Money market deposit accounts	18,609	306	1.64%	16,169	346	2.14%	10,369	345	3.33%
Savings accounts	2,237	30	1.34%	1,142	20	1.75%	719	18	2.50%
Time deposits	112,919	3,184	2.82%	49,554	1,705	3.44%	28,077	1,591	5.67%
Total interest-bearing deposits	151,105	3,719	2.46%	77,604	2,248	2.90%	46,520	2,128	4.57%
FHLB Advances	15,844	318	2.01%	10,500	365	3.48%	6,504	300	4.61%
Other borrowings	62,351	1,370	2.20%	33,348	858	2.57%	10,393	383	3.69%
Total interest-bearing liabilities	229,300	5,407	2.36%	121,452	3,471	2.86%	63,417	2,811	4.43%
Non-interest bearing liabilities:									
Demand deposits	92,222			58,652			29,174		
Other liabilities	4,553			1,401			449		
Total liabilities	326,075			181,505			93,040		
Stockholders' Equity	18,992			15,134			8,241		
Total Liabilities and Stockholders' Equity	**$345,067**			**$196,639**			**$101,281**		
Interest Spread [1]			**2.40%**			**2.90%**			**2.45%**
Net Interest Margin [2]		**$ 9,840**	**3.07%**		**$ 7,138**	**3.88%**		**$ 3,662**	**3.89%**

[1] Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.
[2] Net interest margin is net interest income, expressed as a percentage of average earning assets.
[3] The bank had no nonaccruing loans for the periods presented.
[4] The rates and yields are on a fully tax equivalent basis assuming a 34% federal tax rate.

Our net interest margin was 3.07% for the year ended December 31, 2003, compared to 3.88% for the same period in 2002. The prime rate to which a substantial portion of our loans are tied dropped from 9% in early 2001 to 4% in June 2003. The full effects of the prime based repricing were seen in our 2003 results as our overall loan yield dropped to 5.71% compared to the 2002 level of 6.64%. *Our fixed rate term loans generally use a three or five year treasury security as the base index for the customer rate. During the periods* referenced, treasury rates were at unprecedented low levels. The fixed rate term loans that were originated in our early years (1999 to 2000) were subject to repricing in 2003. This repricing contributed to the lower overall loan yield. In addition, the net interest margin was impacted by the growth of Alliance Home Funding. In the period between the initial mortgage loan funding and the investor sale, we earn the customer loan note rate from our mortgage banking clients. During the first half of 2003, interest rates were trending downward and many of the customer mortgage loans were originated at note levels lower than the typical rates charged by us on commercial or commercial real estate loans. The rapid growth of Alliance Home Funding had a positive impact on our overall net interest income earned, but it had a negative impact on our net interest margin ratio. For example, in 2003 mortgage banking customers could originate LIBOR based mortgages with rates below 4%, when the typical commercial transaction was priced near 6%. In absolute terms, the net interest income earned, on a fully taxable equivalent basis, grew from $7.1 million in 2002 to $9.8 million in 2003, an increase of 37.9%.

Average loan balances were $130.2 million for the year ended December 31, 2003, compared to $81.6 million for the same period in 2002. The related interest income from loans was $7.4 million in 2003, an increase of $2.0 million over the 2002 levels. The average yield on loans decreased from 6.64% in 2002 to 5.71% in 2003.

Investment securities income of $7.5 million (on a fully taxable equivalent basis) brought our net interest income level to $9.8 million (on a fully taxable equivalent basis) for the year ended December 31, 2003. This represents an increase of $2.7million in net interest income (on a fully taxable equivalent basis) over the 2002 level of $7.1 million. The tax equivalent yields on investment securities for the year ended December 31, 2003 and 2002 were 4.77% and 5.69%, respectively.

Excess liquidity results in federal funds sold for us. For the year ended December 31, 2003, federal funds sold contributed $267,000 of interest income, compared to $232,000 for the same period in 2002.

Average interest-bearing funding sources (deposits and purchased funds) grew to $229.3 million in 2003, which was $107.8 million greater than the 2002 level of $121.5 million. Interest expense for all interest-bearing liabilities amounted to $5.4 million during for the year ended December 31, 2003, a $1.9 million increase over the 2002 level of $3.5 million. Cost of interest bearing liabilities for the year ended December 31, 2003 was 2.36 %, or 50 basis points lower than the 2002 level of 2.86%.

The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Volume and Rate Analysis

(Dollars in thousands)

	Years Ended December 31, 2003 compared to 2002			Years Ended December 31, 2002 compared to 2001		
		Change Due To:			Change Due To:	
	Increase/(Decrease)	Volume	Rate	Increase/(Decrease)	Volume	Rate
INTEREST EARNING ASSETS						
Investments	$ 2,581	$ 3,221	$ (640)	$ 2,772	$ 2,912	$ (140)
Loans	2,022	2,644	(622)	1,472	1,991	(519)
Federal funds sold	35	59	(24)	(108)	(757)	649
Total Increase (Decrease) in Interest Income	4,638	5,924	(1,286)	4,136	4,146	(10)
INTEREST BEARING LIABILITIES						
Interest bearing deposits	1,471	1,851	(380)	120	251	(131)
Purchased funds	465	338	127	540	659	(119)
Total Increase (Decrease) in Interest Expense	1,936	2,189	(253)	660	910	(250)
Increase (Decrease) in Net Interest Income	**$ 2,702**	**$ 3,735**	**$ (1,033)**	**$ 3,476**	**$ 3,236**	**$ 240**

ALLOWANCE FOR LOAN LOSSES & ASSET QUALITY

Our loan portfolio has experienced very few past due loans since inception. At December 31, 2003, Alliance Bank had a single loan that was on nonaccrual status totaling $20,000, compared to none at December 31, 2002. The allowance for loan losses was $1.4 million at December 31, 2003, or 1.22% of loans outstanding, compared to $1.1 million or 1.29% of loans outstanding, at December 31, 2002. (These ratios exclude loans held for sale). In 2003, we had net charge-offs of $18,000.

In all prior periods presented in this annual report, we did not have any nonperforming assets. The allowance for loan losses was 1.29% of net loans, or $1.1 million, at December 31, 2002, and 1.15% of net loans, or $610,000, at December 31, 2001. Net charge-offs were $22,000 in 2002, compared to $9,000 in 2001.

As part of our routine credit administration process, we engage an outside consulting firm to review our loan portfolio at least annually. The information from these reviews is used to monitor individual loans as well as to evaluate the overall adequacy of the allowance for loan losses.

As of December 31, 2003, we had loans from two borrowers that were recorded as "special mention" and "substandard" on our internal loan watch list. These loans amount to $383,000. We have allocated a $146,000 of our allowance for loan losses towards these specific loans.

Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent 90 days or more. We closely monitor individual loans, and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner with minimum exposure to us. We maintain a policy of adding an appropriate amount to the allowance for loan losses to ensure an adequate reserve based on the portfolio composition, specific credit extended by Alliance Bank and general economic conditions.

In reviewing the adequacy of the allowance for loan losses at each period, management takes into consideration the historical loan losses experienced by the organization, current economic conditions affecting the borrowers' ability to repay, the volume of loans, trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing loans. After charging off all known losses which have been incurred in the loan portfolio, management considers the allowance for loan losses adequate to cover its estimate of probable losses.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

Year Ended December 31,

(Dollars in thousands)

	2003	2002	2001	2000	1999
Balance, beginning of period	$ 1,066	$ 610	$ 430	$ 220	$ 16
Provision for loan losses	396	478	189	210	204
Chargeoffs					
Commercial	44	16	--	--	--
Consumer	--	11	9	--	--
Total chargeoffs	44	27	9	--	--
Recoveries					
Commercial	23	--	--	--	--
Consumer	3	5	--	--	--
Total recoveries	26	5	--	--	--
Net chargeoffs	18	22	9	--	--
Balance, end of period	**$ 1,444**	**$ 1,066**	**$ 610**	**$ 430**	**$ 220**
Allowance for loan losses to total loans	1.22%	1.29%	1.15%	1.05%	1.00%
Allowance for loan losses to non-accrual loans	72.2X	N/A	N/A	N/A	N/A
Non-performing assets to allowance for loan losses	0.01%	N/A	N/A	N/A	N/A
Net chargeoffs to average loans	0.01%	0.03%	0.02%	N/A	N/A

A breakdown of the allowance for loan losses is provided in the following table. However, management does not believe that the allowance for loan losses can be fragmented by category with any precision that would be useful to investors. The breakdown of the allowance for loan losses is based primarily upon those factors discussed above in computing the allowance for loan losses as a whole. Because all of these factors are subject to change, the breakdown is not necessarily indicative of the category of future loan losses.

Allocation of the Allowance for Loan Losses

December 31,

(Dollars in thousands)

	2003	2002	2001	2000	1999
Commercial	$ 434	$ 350	$ 150	$ 150	$ 75
Commercial real estate	409	275	175	100	90
Real estate construction	127	150	75	50	20
Residential real estate	383	191	150	80	25
Consumer	24	100	60	50	10
Other	67	- -	- -	- -	- -
Total loans	**$ 1,444**	**$ 1,066**	**$ 610**	**$ 430**	**$ 220**

LOANS

We grant mortgage, commercial, real estate and consumer loans in the normal course of business. The loan portfolio net of discounts and fees was $118.8 million as of December 31, 2003 or $36.0 million greater than the December 31, 2002 level of $82.8 million. The loan portfolio contains $86.0 million in real estate related loans as of December 31, 2003. The real estate loans include home equity loans, owner-occupied commercial real estate and residential construction loans. Approximately $29.3 million of the loan portfolio is represented by commercial loans. These loans are generally secured and include adequate cashflows to support repayment of the loans.

The following table summarizes the composition of the loan portfolio by dollar amount and percentages:

Loan Portfolio

December 31,

(Dollars in thousands)

	2003		2002		2001		2000		1999	
	Amount	*Percentage*	*Amount*	*Percentage*	*Amount*	*Percentage*	*Amount*	*Percentage*	*Amount*	*Percentage*
Commercial	$ 29,300	24.7%	$16,491	19.9%	$ 12,073	22.8%	$15,687	38.5%	$ 6,662	30.4%
Commercial real estate	37,444	31.5%	24,710	29.9%	15,140	28.6%	9,719	23.8%$	9,901	45.1%
Real estate construction	11,264	9.5%	11,111	13.4%	4,402	8.3%	4,670	11.4%	1,445	6.6%
Residential real estate	37,281	31.4%	27,438	33.1%	18,862	35.7%	8,680	21.3%	2,612	11.9%
Consumer	3,190	2.7%	3,036	3.7%	2,500	4.7%	2,062	5.1%	1,381	6.3%
Other	283	0.2%	- -	0.0%	- -	0.0%	- -	0.0%	- -	0.0%
Less: unearned discount & fees	- -	0.0%	- -	0.0%	(50)	-0.1%	(44)	-0.1%	(56)	-0.3%
Total loans	**$118,762**	**100.0%**	**$82,786**	**100.0%**	**$ 52,927**	**100.0%**	**$40,774**	**100.0%**	**$21,945**	**100.0%**

Loan Maturity Distribution

December 31, 2003

(Dollars in thousands)

	One Year or Less	After One Year Through Five Years	After Five Years	Total
Commercial	$ 21,106	$ 7,028	$ 1,166	$ 29,300
Real estate construction	9,747	1,517	--	11,264
Total	**$ 30,853**	**$ 8,545**	**$ 1,166**	**$ 40,564**
LOANS WITH:				
Fixed Rates	$ 25,819	$ 11,363	$ 11,241	$ 48,423
Variable Rates	49,001	21,338	--	70,339
Total	**$ 74,820**	**$ 32,701**	**$ 11,241**	**$118,762**

LOANS HELD FOR SALE

In 2001, we established a mortgage banking subsidiary, Alliance Home Funding, LLC. As part of our business strategy to offer complementary services to clients while minimizing risk, all loans originated by Alliance Home Funding are presold to correspondent lenders. As of December 31, 2003, $13.0 million of Loans Held for Sale were part of our asset base, as compared to $37.1 million at December 31, 2002. Our business objective includes having the loans sold and funded within a 90 day period. In 2002, some loans took longer than the 90 day period to fund for a variety reasons.

INVESTMENT SECURITIES

We generally classify investment securities as available for sale under the classifications outlined in FASB Statement No. 115. In all periods presented, we had a single investment of $100,000 classified as held to maturity. We use the portfolio to manage excess liquidity, customer deposit volatility and asset/liability mix.

Investment securities available for sale were $175.0 million as of December 31, 2003, an increase of $44.0 million over the December 31, 2002 level of $131.0 million. The growth in the investment security portfolio is directly related to the growth in deposits experienced in 2003. The effects of unrealized gains (losses) on the portfolio were ($2.7) million at December 31, 2003 and $1.4 million at December 31, 2002.

Our investment portfolio at December 31, 2003 and 2002 contained callable US agency securities, US agency collateralized mortgage obligations, US agency mortgage backed securities, state and municipal bonds, Federal Reserve Bank stock, Federal Home Loan Bank stock and other securities. Our investment strategy includes investments that provide stable cash flows, municipal securities and callable securities. As part of our overall asset/liability strategy, fixed rate securities that provide an appropriate rate of return are purchased, consistent with the objective of maintaining a base case portfolio duration in the 5 to 8 year range. According to our policy, the investment portfolio may contain corporate debt securities. The investment portfolio did not contain any corporate debt securities at December 31, 2003 or December 31, 2002. We actively manage our portfolio duration and composition with the changing market conditions and changes in balance sheet risk management needs. Additionally, the securities are pledged as collateral for certain borrowing transactions and repurchase agreements.

Contractual maturities of collateralized mortgage obligations and mortgage backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Additionally, callable agency securities may be called by the issuer prior to the contractual maturity.

Because the investment portfolio represents a significant portion of total assets (49.1% at December 31, 2003), we actively manage the investment portfolio. The 10 year treasury note, a benchmark for mortgage backed securities and long term interest rates, trended upward in price and downward in yield in the first half of 2003, reaching record price and yield levels in June 2003. The rate movement has accelerated prepayments to historic high levels on collateralized mortgage obligation and mortgage backed securities products. Our strategy throughout 2003 has been to monitor prepayments and to sell investments that were anticipated to have very high levels of prepayments. Additionally, we have purchased newer production collateralized mortgage obligation and mortgage backed securities products that are expected to have slower prepayments. Our strategy for agency investments and municipal bonds is to manage the overall duration of those sectors to maintain a base case duration and rising rate duration (up 100 basis points) similar to a 5 year treasury instrument. In the first half of 2003, we sold investments to achieve these stated objectives. The overall investment rebalancing activities generated gains of $1.8 million in 2003.

Investment securities available for sale amounted to $131.0 million at December 31, 2002, a $69.6 million increase over the December 31, 2001 level of $61.4 million. The effects of unrealized gains (losses) on the portfolio were $1.4 million at December 31, 2002 and ($744,000) at December 31, 2001.

The following table sets forth a summary of the investment securities portfolio at December 31, 2003, 2002 and 2001.

Investment Securities [1]

December 31,

(Dollars in thousands)

	2003	2002	2001
AVAILABLE FOR SALE SECURITIES			
US Government Agency Securities	$ 91,078	$ 52,393	$ 13,271
US Government Agency CMOs	3,267	6,419	15,464
US Government Agency MBS	38,000	43,166	19,043
Municipal securities	40,921	26,744	11,586
FHLB & FRB Common Stock	1,678	1,738	953
Other investments	55	525	1,129
Total Available For Sale Securities [2]	**$174,999**	**$130,985**	**$ 61,446**
HELD TO MATURITY SECURITIES			
Certificate of Deposit	$ 100	$ 100	$ 100
Total Held To Maturity Securities [2]	**$ 100**	**$ 100**	**$ 100**
Total Investment Securities [2]	**$175,099**	**$131,085**	**$ 61,546**

[1] Contractual maturities are not a reliable indicator of the expected life of investment securities. Instruments may be prepaid by the borrower or issuer.
[2] AFS investments at market value; HTM investments at cost basis.

The following table summarizes the contractual maturity of the investment securities on an amortized cost basis and their weighted average yield as of December 31, 2003:

Maturities of Investment Securities

December 31, 2003

(Dollars in thousands)

	Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
AVAILABLE FOR SALE SECURITIES										
US Government Agency Securities	$ --	0.00%	$ 1,994	3.54%	$ 84,719	4.41%	$ 5,961	6.41%	$ 92,674	4.52%
US Government Agency CMOs**	--	0.00%	--	0.00%	--	0.00%	3,294	6.83%	3,294	6.83%
US Government Agency MBS**	--	0.00%	--	0.00%	9,086	3.67%	29,203	4.53%	38,289	4.33%
States & Municipal Securities*	--	0.00%	--	0.00%	--	0.00%	41,659	5.60%	41,659	5.60%
Other securities	--	0.00%	--	0.00%	--	0.00%	1,733	3.82%	1,733	3.82%
Total Available For Sale Securities	**$ --**	**0.00%**	**$ 1,994**	**3.54%**	**$93,805**	**4.34%**	**$ 81,850**	**5.29%**	**$177,649**	**4.77%**
HELD TO MATURITY SECURITIES										
Certificate of Deposit	$ 100	1.10%	$ --	0.00%	$ --	0.00%	$ --	0.00%	$ 100	1.10%
Total Held To Maturity Securities	**$ 100**	**1.10%**	**$ --**	**0.00%**	**$ --**	**0.00%**	**$ --**	**0.00%**	**$ 100**	**1.10%**

** States & Municipal Securities yield is on a fully tax equivalent basis assuming a 34% federal tax rate.*
*** Contractual maturities of CMOs and mortgage backed securities ("MBS") are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time.*

INTEREST RATE SENSITIVITY ANALYSIS AND INTEREST RATE RISK MANAGEMENT

Management evaluates interest rate sensitivity on a periodic basis. As part of the evaluation, we review our "static" gap position. Business and pricing strategies are adjusted based upon management's view of likely interest rate scenarios in conjunction with the current balance sheet structure.

Interest Sensitivity Analysis

December 31, 2003

(Dollars in thousands)

	Maturing or Repricing				
	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
INTEREST EARNING ASSETS:					
Investment securities [1]	$ 100	$ --	$ 1,994	$ 175,655	$ 177,749
Loans held for sale	13,033	--	--	--	13,033
Loans	60,957	13,864	32,701	11,240	118,762
Interest bearing deposits	100	--	--	--	100
Federal funds sold	32,709	--	--	--	32,709
Total interest earning assets	106,899	13,864	34,695	186,895	342,353
INTEREST BEARING LIABILITIES:					
Interest-bearing demand deposits	22,475	--	--	--	22,475
Money market deposit accounts	17,278	--	--	--	17,278
Savings accounts & IRAs	2,578	--	--	--	2,578
Time deposits	17,898	36,552	66,535	24,549	145,534
Total interest-bearing deposits	60,229	36,552	66,535	24,549	187,865
FHLB Advances	10,000	--	--	3,000	13,000
Repos	34,991	--	--	--	34,991
Other borrowings	260	--	--	--	260
Trust Preferred Capital Notes	10,000	--	--	--	10,000
Total interest-bearing liabilities	115,480	36,552	66,535	27,549	246,116
Period Gap	**$ (8,581)**	**$(22,688)**	**$(31,840)**	**$159,346**	**$ 96,237**
Cumulative Gap	**$ (8,581)**	**$(31,269)**	**$(63,109)**	**$ 96,237**	**$ 96,237**
Cumulative Gap / Total Assets	**-2.4%**	**-8.8%**	**-17.7%**	**27.0%**	**27.0%**

[1] Investment securities are reflected herein at amortized cost. The fair value is $2.7 million lower than the amortized cost. Contractual maturities are not a reliable indicator of the expected life of investment securities. Instruments may be prepaid by the borrower or issuer.

The cumulative negative gap position within one year was $31.3 million, or 8.8% of total assets, at December 31, 2003. The negative gap suggests that the net interest margin will increase in a market of falling interest rates, as liabilities will reprice faster than assets. This measurement technique is common in the financial services industry; however, it has limitations and is not the sole tool for measuring interest rate sensitivity.

On a quarterly basis, we review our balance sheet on an "earnings credit" adjusted basis. This review of the balance sheet weights assets and liabilities that mature or reprice within one year. The assets and liabilities are weighted according to their specific correlation to movements in prime rate. An example of this is Federal Funds Sold, which is a market rate that directly correlates with the prime rate. This product has a 100% weighting. Another example is savings accounts. This deposit product has an administered rate that has little direct correlation to the prime rate. This product is weighted at 18%. Once the earnings credit adjusted gap position is compiled, we evaluate our interest rate risk position and take the steps to position the balance sheet appropriately in light of the view of interest rates. At December 31, 2003, the quarterly risk-adjusted balance sheet indicated that we are asset sensitive.

An asset sensitive position means that we generally benefit from rising interest rates and suffer from declining interest rates. Our December 31, 2003 earnings credit adjusted position indicates that we are positioned to increase our net interest income in a rising rate environment, which is contrary to the results indicated in the preceding table. Our investment cash flow strategies along with our recent long term Federal Home Loan Bank advances and our brokered certificates of deposit are examples of steps we have taken in our interest rate risk monitoring activities. These transactions were executed to extend the maturities of our funding position. These steps assist us in managing our interest rate risk in a rising interest rate environment. The interest sensitivity position does not measure the impact of interest rate changes on the market value of our investment securities portfolio. Rising interest rates will cause a decline in the market value of our investment securities. A decline in the market value of the investment portfolio could make managing the net interest income exposure more difficult.

As part of our interest rate risk management, we typically use the investment portfolio to balance our interest rate exposure. We purchase or sell fixed or floating rate investment products with longer or shorter durations, as necessary. Additionally, the pricing of deposits is adjusted within the market area to favor money market or certificates of deposits depending on the need for floating or fixed rate liabilities. The pricing of loan products is a function of interest rate risk management strategies and the market conditions in the area. In many cases, interest rate risk pricing desires are not consistent with the general market, which requires us to balance our interest rate risk through other products. An example of this is that in a declining rate environment, the loan customer typically prefers floating rate loans and banks typically desire fixed rate loans. In this example, we would add fixed rate securities or price money market deposits aggressively to balance the interest rate risk.

There is no guarantee that the risk management and balance sheet management strategies we employ will be effective in periods of rapid rate movements. We believe our strategies are prudent in the base case of our modeling efforts as of the period end.

NON-INTEREST INCOME

The following table highlights the major components of non-interest income for the periods referenced:

Non-Interest Income

Year Ended December 31,

(Dollars in thousands)

	2003	2002	2001
Gain on loan sales	$ 6,325	$ 2,995	$ 515
Net gain on sale of securities	1,837	820	255
Net gain on trading activities	250	302	- -
Deposit account service charges	180	114	85
Other	182	125	145
Total	**$ 8,774**	**$ 4,356**	**$ 1,000**

The primary source of non-interest income is gains on the sale of residential mortgage loans. Gains from sales of mortgage loans were $6.3 million for the year ended December 31, 2003. This represents a $3.3 million increase over the $3.0 million level in 2002. This growth in mortgage banking income is directly related to the expansion of Alliance Home Funding, along with the added benefit of the refinancing market that occurred in 2003. We added a second office to Alliance Home Funding in early 2003, which allowed us to grow our production staff significantly in 2003. In addition, members of our mortgage loan production staff are bilingual in Spanish and Eastern European languages. These language capabilities have enabled us to establish relationships with bilingual realtors which, in turn, leads to new customers and increased purchase money mortgage transactions. We continue to market toward this growing population segment. One of our stated business strategies is to leverage our linguistic skills to expand our purchase money mortgage business base.

In the year ended December 31, 2003, we had net gains of $1.8 million on the sale of investment securities. This represents an increase of $1.0million over the 2002 level of $820,000. During 2003, we reallocated our investment portfolio to manage the high levels of actual and projected prepayments on collateralized mortgage obligations and mortgage backed securities. In addition to managing the mortgage related investments, a variety of agency and municipal securities were sold. The repositioning of the portfolio generated a larger level of securities gains than we routinely experience in the ordinary course of business. We have separately disclosed net gains from securities held for a short period of time for the pair off of certain mortgage backed securities transactions. The net gain on trading activities amounted to $250,000 for the year ended December 31, 2003, compared to $302,000 for the year ended December 31, 2002.

Routine banking fees such as account maintenance, insufficient funds, online banking, stop payment, and wire transfer fees amounted to $180,000, $114,000 and $85,000 for each of the years ended December 31, 2003, 2002 and 2001, respectively. Our other non-interest income is predominately from ATM fees. This type of fee income is a modest activity for Alliance Bank.

Our gains on mortgage loan sales amounted to $3.0 million during the year ended December 31, 2002. This represented a $2.5 million increase over the 2001 level of $515,000. This dramatic increase in mortgage banking income is a reflection of a full year of mortgage banking operations in 2002 and an expanded production team. Alliance Home Funding opened in July 2001 with a team of two people.

As part of our routine balance sheet management strategy, a variety of investment securities were sold in 2002. The repositioning along with some pair off transactions resulted in gains of $1.1 million during the year ended December 31, 2002, compared to $255,000 during the year ended December 31, 2001.

NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 2003 amounted to $12.1 million, compared to the 2002 level of $7.3 million. Salary and benefits expense for the year ended December 31, 2003 was $7.1 million, compared to the December 31, 2002 level of $3.9 million. The significant increase results from commissions and incentives paid on mortgage banking production as well as new personnel in Alliance Bank. Total salary and benefits expense for Alliance Home Funding amounted to $4.3 million for the year ended December 31, 2003 compared to $2.1 million for the same period in 2002. Occupancy and furniture and equipment costs were up $695,000 from the 2002 level of $893,000. The change in occupancy expense is directly related to opening branches and offices. Our Reston banking office opened in the summer of 2002, our administrative office opened in November 2002, our Manassas mortgage loan office opened in January 2003, our Ballston banking office opened in June 2003 and our Tysons Corner banking office opened in December 2003. Other operating expenses amounted to $3.4 million in 2003, compared to $2.5 million in 2002.

Non-interest expense for 2002 amounted to $7.3 million, compared to the 2001 level of $3.6 million. The increase is directly related to our expansion activities. The largest component of non-interest expense is salaries and benefits. Salary and benefits expenses in 2002 were $3.9 million, or $2.3 million higher than the 2001 level of $1.6 million. As a growing organization, we expanded our retail, commercial and private banking staffs to meet growth and profitability targets. Additionally, the salaries, commissions and benefits associated with Alliance Home Funding contributed to the growth in salaries and other non-interest expense. Occupancy and furniture and equipment costs in 2002 were up $389,000 over the 2001 level of $504,000. Other operating expenses amounted to $2.5 million in 2002, compared to $1.4 million in 2001. In late 2001, we opened our Manassas Park Branch, and in August 2002 we opened our Reston location. The costs associated with opening these locations increased our other operating expenses due to marketing and general branch openings programs. In addition, our professional fees rose due to costs incurred in the establishment of the holding company.

The components of other operating expenses for the periods referenced were as follows:

Non-Interest Expense

Year Ended December 31,

(Dollars in thousands)

	2003	2002	2001
Business development	$ 549	$ 465	$ 327
Office expense	735	518	348
Bank operations expense	746	565	320
Professional fees	775	596	260
Other	563	364	163
Total	**$ 3,368**	**$ 2,508**	**$ 1,418**

INCOME TAXES

The organization recorded an income tax expense of $1.5 million in 2003 compared to an income tax expense of $839,000 in 2002. Our effective tax rates were 27.3% for the year ended December 31, 2003 and 25.7% for the year ended December 31, 2002.

DEPOSITS

We have made a special effort to obtain deposits from title and mortgage loan closing companies, which generally provide a good source of non-interest bearing deposits. We have developed products and services using available technology that meet the needs of these customers. The balances on deposit with us tend to fluctuate greatly during any given month, depending on transaction scheduling and overall market conditions. These balances represent a substantial portion of our non-interest bearing deposits. These deposits are subject to significant reduction during slow real estate markets. In order to meet the withdrawal needs of these customers, we monitor our liquidity, investment securities and lines of credit on a constant basis. We have sold and will in the future sell investment securities as a source of liquidity.

We seek deposits within our market area by paying competitive interest rates, offering high-quality customer service and using technology to deliver deposit services effectively. At December 31, 2003, the deposit portfolio was $276.7 million, an $60.8 million increase over the December 31, 2002 level of $216.0 million. We have seen growth in several key categories over the periods compared. Key deposit categories, such as NOW, money market and certificates of deposit have all grown in proportion to overall company growth. The effects of several deposit gathering and branching initiatives have allowed our deposit and customer base to continually expand.

From time to time, we gather time deposits from the wholesale marketplace. Brokered certificates of deposit allow us to fund loan and investment growth with minimal sales efforts. At December 31, 2003, we had $61.2 million in such deposits. The balance of the $61.3 million consists of two types of "brokered" deposits. At December 31, 2003, we had $10.0 million of brokered deposits that relate to a state government program and $51.3 million of brokered deposits that are part of a periodic marketing program by a licensed broker on our behalf. We entered into a series of brokered deposits during 2003 as part of a corporate initiative to extend the maturity of liabilities. The certificates issued as part of the brokered deposit program have maturities ranging from one to three years from issuance. This type of funding is an excellent tool to support the growth of our mortgage banking unit, Alliance Home Funding. As market conditions warrant and balance sheet needs dictate, we may continue to participate in the wholesale certificates of deposit market. As with any deposit product, we have potential risk for non-renewal by the customer and/or broker.

At December 31, 2002, deposits were $216.0 million, a $108.4 million increase over the December 31, 2001 level of $107.6 million. At December 31, 2002, we had $23.9 million in brokered deposits, compared to $3.0 million at December 31, 2001. The December 31, 2002 balance of $23.9 million consisted of $6.0 million of brokered deposits that relate to a government program and $17.9 million in brokered deposits that were issued as part of a marketing program by a licensed broker on our behalf. The $17.9 million was made up of two certificates of deposits. The first $11 million matured in January 2003, and the balance matured in August 2003. The December 31, 2001 balance of $3.0 million consisted entirely of brokered deposits that relate to a government program. In the competitive environment of the greater Washington, D.C. metropolitan area, brokered deposits offer a reasonable funding alternative for us and are solid support for our expanding franchise.

The following table details the average amount of, and the average rate paid on, the following primary deposit categories for the periods indicated:

Average Deposits and Average Rates Paid

Year Ended December 31,

(Dollars in thousands)

	2003			2002			2001		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
INTEREST BEARING LIABILITIES:									
Interest-bearing demand deposits	$17,340	$ 199	1.15%	$10,739	$ 177	1.65%	$ 7,355	$ 174	2.37%
Money market deposit accounts	18,609	306	1.64%	16,169	346	2.14%	10,369	345	3.33%
Savings accounts	2,237	30	1.34%	1,142	20	1.75%	719	18	2.50%
Time deposits	112,919	3,184	2.82%	49,554	1,705	3.44%	28,077	1,591	5.67%
Total interest-bearing deposits	151,105	$ 3,719	2.46%	77,604	$ 2,248	2.90%	46,520	$ 2,128	4.57%
Non-interest bearing deposits	92,222			58,652			29,174		
Total deposits	**$ 243,327**			**$136,256**			**$75,694**		

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2003:

Certificate of Deposit Maturity Distribution

December 31, 2003

(Dollars in thousands)

	Three Months or Less	Three Months to Twelve Months	Over Twelve Months	Total
CERTIFICATES OF DEPOSIT				
Less than $ 100,000	$ 9,968	$ 21,758	$ 43,547	$ 75,273
Greater than or equal to $ 100,000	7,930	14,794	47,996	70,720
Total	**$ 17,898**	**$ 36,552**	**$ 91,543**	**$145,993**

CAPITAL

Both Alliance Bankshares and Alliance Bank are considered "well capitalized" under the risk-based capital guidelines adopted by the various regulatory agencies. Stockholders' equity amounted to $19.4 million as of December 31, 2003 and $17.6 million as of December 31, 2002. Book value per share increased from $5.54 in 2002 to $5.97 as of December 31, 2003. The increase is directly related to the earnings of $4.0 million offset by the change in accumulated other comprehensive income (loss). As of December 31, 2003, the after tax impact of the net unrealized loss amounted to $1.75 million, compared to a gain of $934,000 as of December 31, 2002.

Alliance Bankshares' ability to pay cash dividends is restricted by banking regulations. We have not declared or paid cash dividends since inception. It is our general policy to retain earnings to support future organizational growth.

On June 30, 2003, Alliance Bankshares' wholly-owned Delaware statutory business trust privately issued $10 million face amount of the trust's floating rate trust preferred capital securities ("Trust Preferred Securities") in a pooled trust preferred capital securities offering. Simultaneously, the trust used the proceeds of that sale to purchase $10 million principal amount of Alliance Bankshares' floating rate junior subordinated debentures due 2033 ("Subordinated Debentures"). Both the Trust Preferred Securities and the Subordinated Debentures are callable at any time after five years from the issue date. The Subordinated Debentures are an unsecured obligation of Alliance Bankshares and are junior in right of payment to all present and future senior indebtedness of Alliance Bankshares. The Trust Preferred Securities are guaranteed by Alliance Bankshares on a subordinated basis. The Trust Preferred Securities are presented in the consolidated statements of condition of Alliance Bankshares under the caption "Trust Preferred Capital Securities of Subsidiary Trust." Alliance Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated statements of operations. The cost of issuance of the Trust Preferred Securities was approximately $300,000. This cost is being amortized over a five year period from the issue date. The interest rate associated with the Trust Preferred Securities is 3 month LIBOR plus 3.15% subject to quarterly interest rate adjustments. The interest rate as of December 31, 2003 was 4.32%.

A portion of Trust Preferred Securities may be included in the regulatory computation of capital adequacy as Tier I capital. Under the current guidelines, Tier I capital may include up to 25% of stockholders' equity excluding accumulated other comprehensive income (loss) in the form of Trust Preferred Securities. Approximately, $5.3 million of the Trust Preferred Securities is included in regulatory computations of capital adequacy. The remaining $4.7 million is considered Tier II capital in the regulatory computations.

Alliance Bankshares is considered "well capitalized" as of December 31, 2003, 2002 and 2001. The following table shows our capital ratios and the minimum capital ratios currently required by bank regulators:

Risk Based Capital Analysis

Year Ended December 31,

(Dollars in thousands)

	2003	2002	2001
TIER I CAPITAL			
Common stock	$ 12,966	$ 8,460	$ 8,460
Capital surplus	1,745	5,770	5,770
Retained earnings	6,393	2,404	(18)
Less: disallowed assets	- -	- -	(100)
Add: Qualifying Trust Preferred Securities	5,276	- -	- -
Total tier I capital	**26,380**	**16,634**	**14,112**
TIER II CAPITAL			
Allowance for loan losses	1,444	1,066	610
Trust Preferred Securities	4,724	- -	- -
Total tier II capital	6,168	1,066	610
Total Risk Based Capital	**$ 32,548**	**$ 17,700**	**$ 14,722**
Risk weighted assets	**$176,418**	**$135,629**	**$ 82,478**
Quarterly average assets	**$375,671**	**$258,344**	**$134,541**

CAPITAL RATIOS				Regulatory Minimum
Tier 1 risk based capital ratio	15.0%	12.3%	17.1%	4.0%
Total risk based capital ratio	18.4%	13.1%	17.8%	8.0%
Leverage ratio	7.0%	6.4%	10.5%	4.0%
Equity to assets ratio	5.4%	6.3%	9.5%	N/A

PURCHASED FUNDS AND OTHER BORROWINGS

This type of funding source includes repurchase agreements (which we offer to commercial customers and affluent individuals), federal funds purchased and treasury, tax and loan balances. Customer repurchase agreements amounted to $35.0 million at December 31, 2003, compared to $29.5 million at December 31, 2002 and $12.2 million at December 31, 2001. We did not have any outstanding federal funds purchased at December 31, 2003, 2002 or 2001.

Customer repurchases are standard repurchase agreement transactions that involve an Alliance Bank customer instead of wholesale banks and brokers. We offer this product as an accommodation to larger retail and commercial customers that request safety for their funds beyond the FDIC deposit insurance limits. We believe this product offers us a stable source of financing at a reasonable market rate of interest. We do not have any open repurchase agreements with broker dealers.

LIQUIDITY

Our overall asset/liability strategy takes into account the need to maintain adequate liquidity to fund asset growth and deposit runoff. Our liquidity is impacted by the general growth of Alliance Bank, growth of Alliance Home Funding, the national and local mortgage refinance market and the investment portfolio. We have a variety of tools to manage our liquidity. These include pricing on loans and deposits, purchase or sale of investments, brokered deposits, the sale or participation of loans, and rates and fees on home mortgages. In addition, we have a variety of credit facilities at our disposal. Our funding department monitors our overall position daily. We can and will draw upon federal funds lines with correspondent banks, reverse repurchase agreement lines with correspondent banks and use

FHLB advances. Our deposit customer base frequently has lower deposit balances in the middle of each month. The deposit balances generally rise toward the end of each month. As such, we use wholesale funding techniques to support our overall balance sheet growth.

Our liquidity is directly impacted by Alliance Home Funding. As interest rates decline, mortgage refinances and home purchases increase. In addition to the impact of interest rate movements, Alliance Home Funding has been adding production personnel which we expect will increase loan originations and funding requirements. Alliance Bank provides a warehouse line of credit to Alliance Home Funding. The funds advanced on this line allow us to originate and hold mortgages until they are sold to third party investors. In 2003, advances under this line of credit averaged $31.9 million, compared to $16.9 million in 2002. Our general liquidity management activities take into account current and expected warehouse line of credit needs.

In 2003, we expanded our use of brokered deposits as part of our core business growth and overall leverage strategy. In early 2003, we reissued a maturing brokered certificate of deposit with a series of new certificates of deposit at lower rates and longer maturities. As with any deposit product, we have potential risk for non-renewal by the customer or broker.

An analysis of the purchased funds distribution is presented below for the periods indicated:

Purchased Funds Distribution

Year Ended December 31,

(Dollars in thousands)

	2003	2002	2001
AT PERIOD END			
FHLB Advances	$ 13,000	$ 10,500	$ 10,500
Customer repos	34,991	29,517	12,019
Other borrowed funds	260	4,965	196
Total at period end	**$ 48,251**	**$ 44,982**	**$ 22,715**
AVERAGE BALANCES			
FHLB Advances	$ 15,844	$ 10,500	$ 6,504
Customer repos	30,418	25,235	8,621
Other borrowed funds	26,819	8,113	1,772
Total average balance	**$ 73,081**	**$ 43,848**	**$ 16,897**
Average rate paid on all borrowed funds, end of period	2.28%	2.50%	3.14%
Average rate paid on all borrowed funds,during the period	2.16%	2.79%	4.04%
Maximum outstanding during period	$ 96,908	$ 48,917	$ 23,483

RETURN ON AVERAGE ASSETS AND AVERAGE EQUITY

The ratio of net income to average equity and average assets and certain other ratios are as follows:

Year Ended December 31,

(Dollars in thousands)

	2003	2002	2001
Average total assets	$ 345,067	$ 196,639	$ 101,281
Average stockholders' equity	$ 18,992	$ 15,134	$ 8,241
Net income	$ 3,989	$ 2,422	$ 763
Cash dividends declared	$ --	$ --	$ --
Return on average assets	1.16%	1.23%	0.76%
Return on average shareholders' equity	21.00%	16.00%	9.26%
Average stockholders' equity to average total assets	5.50%	7.70%	8.14%

OFF-BALANCE SHEET ACTIVITIES

Alliance Bankshares, Alliance Bank and Alliance Home Funding enter into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit and financial guarantees which would impact the overall liquidity and capital resources to the extent customer's accept and or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. See Note 15 to the Consolidated Financial Statements for further discussion of the nature, business purpose and elements of risk involved with these off-balance sheet arrangements. With the exception of these off-balance sheet arrangements, and Alliance Bankshares' obligations in connection with its Trust Preferred Securities, we have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

RECENT ACCOUNTING PRONOUNCEMENTS

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 2 of the Notes to Consolidated Financial Statements contained herein.

Alliance Bankshares

Visit us at one of our locations or on-line at:

www.alliancebankva.com
www.alliancehomefunding.com

Stock Transfer Agent
Register and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Toll free: (800) 368-5948
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Independent Accountants
Yount, Hyde & Barbour, P.C.
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Alliance Bankshares Corporation
14280 Park Meadow Drive, Suite 350
Chantilly, VA 20151
(703) 814-7200